07028734

12/17

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Witwatersrand Consolidated Gold Resources Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME DEC 31 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34986 FISCAL YEAR 2-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 12/21/07


Witwatersrand
Consolidated Gold
Resources Ltd
AR/S
2-28-07



WITS GOLD

"Gold is like religion, you either believe or you don't."
– Anthony Fell, Chairman, RBC Capital Markets

CONTENTS

www.witsgold.com

Disclaimer

All statements in this document, other than historical facts, that address exploration activities and mining potential are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not in any way be construed as guarantees of future performance. Factors that could cause developments to differ materially from those expressed include exploration results, technical analysis and the lack of availability to the Company of necessary capital to progress its project(s) further. The Company is subject to the specific risks inherent in the exploration and mining business, as well as general economic and business conditions.

Photograph on the cover:

Mineralised core from the southern Free State Goldfield, showing the Beatrix Reef recently intersected in the Company's borehole DWN 2

HIGHLIGHTS


US$/oz
Share performance since listing relative to JSE Gold Index (24 April 06 to 31 July 07)
250
200
150
100
50
0
WGR
JSE Gold Index
Apr 2006
May 2006
Jun 2006
Jul 2006
Aug 2006
Sep 2006
Oct 2006
Nov 2006
Dec 2006
Jan 2007
Feb 2007
Mar 2007
Apr 2007
May 2007
Jun 2007
Jul 2007

- Drilling commenced in August 2006 on an 11 borehole in-fill programme in the southern Free State Goldfield – results to date substantiate the Company's geological model
- Construction of a new core storage and processing facility completed near Potchefstroom
- Additional prospecting rights for gold and uranium in the southern Free State Goldfield. Wits Gold has now been granted a total of nine prospecting rights in the Witwatersrand Basin
- Prospecting rights for uranium are currently held only in the southern Free State Goldfield. Applications for prospecting rights for uranium in the Potchefstroom and Klerksdorp Goldfields are being processed by the Department of Minerals and Energy
- Total inferred resources of 159.7 Moz gold and 136.3 Mlb uranium oxide in the world's premier gold province
- Since listing in April 2006, the Company's market capitalisation has increased to R2.64 billion (US$371.9 million), while the share outperforms the JSE gold index
- Level 1 American Depositary Receipt (ADR) programme commenced in the USA in August 2006. Active trading only started during November following an investor relations (IR) initiative


Volume
Monthly ADR volumes and volume weighted average price (VWAP)
US$/ADR
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
18
16
14
12
10
8
6
4
2
0
Volume
VWAP
JSE listing
Start of ADR programme
Start of IR initiative
Apr 2006
May 2006
Jun 2006
Jul 2006
Aug 2006
Sep 2006
Oct 2006
Nov 2006
Dec 2006
Jan 2007
Feb 2007
Mar 2007
Apr 2007
May 2007
Jun 2007
Jul 2007

COMPANY PROFILE

Wits Gold prospecting rights in the Witwatersrand Basin together with historic gold production


West Rand
78Moz
Central Rand
247Moz
East Rand
320Moz
Carletonville
302Moz
Johannesburg
Carletonville
Potchefstroom Goldfield
Evander
Klerksdorp
204Moz
Potchefstroom
Klerksdorp
Klerksdorp Goldfield
Evander
48Moz
Mining leases
Wits Gold prospecting rights
Witwatersrand Basin
Basement rocks
N
Welkom
Free State
311Moz
0
100 Km
Southern Free State Goldfield

Wits Gold is a South African gold and uranium exploration company with one of the largest gold and uranium resources available to a single company. The Company is listed on the JSE Limited under the symbol WGR and also has a Level I American Depositary Receipt (ADR) programme backed by the Bank of New York. The Wits Gold ADR's trade 'over the counter' in the United States under the trading symbol WIWTY.PK. Black Economic Empowerment shareholders own 37% of the Company, and by legal agreement have undertaken not to sell below 26% until after 2014, in compliance with the Charter for the South African mining industry.

Wits Gold has been granted new order prospecting rights over 910 km² in key areas of the Witwatersrand Basin, adjacent to active mining operations. These are located in the southern Free State, Potchefstroom and Klerksdorp Goldfields. The Company's prospecting rights contain inferred resources of 159.7 Moz of gold and 136.3 Mlbs of uranium. These resources were independently estimated by Snowden Mining Industry Consultants using historic borehole data and core from 203 boreholes. These geological data were acquired from AngloGold Ashanti, Gold Fields and Harmony and comprise some 526 km of core with 2,882 reef intersections. Wits Gold has contractual ties with these gold mining majors that provide these companies with an option to acquire a 40% interest in any future mining operation.

The current objectives of Wits Gold are to:

- add value to the shallow resources (less than 2,500 metres below surface) through improved resource definition by in-fill drilling;
- reach the pre-feasibility stage in at least one project by early 2009;
- refine geological models in deeper areas through structural studies in order to select targets for future drilling; and
- acquire other selected projects within the Witwatersrand Basin.

BOARD AND MANAGEMENT


1
2
3
4
5
6
7
8

BOARD OF DIRECTORS

1 Mr Adam Fleming (58)*, *Chairman*
Adam Fleming has a track record of creating shareholder value in the South African gold mining industry. He was appointed chairman of Harmony Gold in 1999 and remained in this position during the metamorphosis of the company from a single mine operation into the fifth-largest gold mining company in the world. He resigned as chairman of Harmony Gold in 2003 and initiated the formation of Wits Gold.

2 Prof Taole Mokoena (55)*†, *Deputy Chairman*
Taole Mokoena, who is head of surgery at Pretoria University, represents Continental Africa Gold Resources Consortium, a broad-based group of black shareholders who own a 22% shareholding in Wits Gold. He has had considerable experience as a director of a number of public and unlisted companies at different times, including Johnnic, M-Cell, African Partnerships, Managed Care-SA, Network Healthcare, African Legend and Eyesizwe Coal. Prof Mokoena is also the chairman of the Company's remuneration and nomination committee and a member of the audit and risk committee.

3 Dr Humphrey Mathe (56)*†, *Director*
Humphrey Mathe has a PhD in geology from the University of Natal. He is currently the executive general manager of corporate strategy and services at Exxaro Resources Limited, a JSE-listed company. Dr Mathe represents Tranter Kismet Investments, a group of South African black professionals who currently own an 11% shareholding in Wits Gold. He was previously operations director at Eyesizwe Coal prior to its merger with Kumba Resources to form Exxaro. Dr Mathe is a member of the Company's remuneration and nomination committee and the audit and risk committee.

4 Mrs Gayle Wilson (62)*†, *Director*
Mrs Wilson is a chartered accountant (SA) with 23 years' experience at Ernst & Young where she was intimately involved with the South African mining industry. As a partner, she had been responsible for the audits of a number of mining companies such as Avmin (now African Rainbow Minerals), Northam Platinum, Aquarius Platinum and certain of the AngloPlats operations. She was also involved in AngloGold's listing on the NYSE and in 2001 took over as lead engagement partner of their global audit until her retirement in June 2005. Mrs Wilson joined the Wits Gold board in September 2006 and is also the chairman of the Company's audit and risk committee and a member of the remuneration and nomination committee.

5 Dr Marc Watchorn (54)‡, *Chief Executive Officer*
Marc Watchorn's independent review of the Witwatersrand Basin formed the basis for Wits Gold's negotiations with the SA gold mining companies and resulted in the acquisition of the Company's prospecting rights. Prior to co-founding Wits Gold, he worked for Anglo American between 1981 and 2002, both in South Africa and internationally and has over 26 years' experience in the international gold sector. Dr Watchorn completed five years of post-graduate research on the Witwatersrand Basin and has a PhD in geology from the University of the Witwatersrand. Dr Watchorn is chairman of the Company's executive committee.

6 Mr Derek Urquhart (51)‡, *Chief Financial Officer*
Derek Urquhart studied at the University of the Witwatersrand and qualified as a chartered accountant (SA). After graduating, he established his own auditing practice. He was later involved in the management of Tyco Truck Manufacturers, where he served as vice chairman of the board of directors until his resignation in 2001 to follow his private business interests. Mr Urquhart joined Wits Gold in March 2005. Derek Urquhart is Marc Watchorn's brother-in-law.

EXECUTIVE MANAGEMENT

7 Mr Hethen Hira (37), *Investor Relations Manager*
Hethen Hira obtained an MSc (Economic Geology) from Rhodes University in 1997 whilst employed at the Council for Geoscience. He joined West Rand Consolidated Mines prior to that company's merger with Harmony Gold in 1999. At Harmony he was involved with managing the mineral rights of the exploration division. This was followed by a secondment to the New Business Division, where he evaluated growth and acquisition opportunities for Harmony. Mr Hira joined Wits Gold in January 2005.

8 Mr Dirk Muntingh (45), *Exploration Manager*
Dirk Muntingh has an MSc in geology from the University of Johannesburg. He previously worked at the Council for Geoscience before joining the Gold Division of Anglo American Corporation in 1987. At Anglo American he worked at Elandsrand Gold Mine and then transferred to the New Projects Development Unit, providing specialist input to both gold mining and exploration ventures. In 1997 he was transferred to the New Mining Business Division, where he was appointed exploration manager for Ghana before joining AngloGold Ashanti in Australia. Mr Muntingh joined Wits Gold in March 2006.

* Non-executive † Independent ‡ Executive

CHAIRMAN'S REPORT



As non-executive chairman of our young Company, it is a pleasure and relief to be able to rely on our highly competent management team for advice on many matters, and particularly this report. 'Stick to what you do best and do the bit at the beginning; we'll write the important update on the Company in the body of the report' came the message from the executive. So, without further ado, herewith the flim flam; the serious nitty gritty from Marc Watchorn can be found on page 7.

A casual observer might think that gold exploration companies have discovered the equivalent of the philosopher's stone. Every year they spend the shareholder's money on exploring for new economic gold deposits. As they have no mining operations, they have no income. So they make a loss. But not to worry. Shareholders happily stump up new money from time to time to keep them in business. Why? Because they are gambling on a 'eureka' moment – the day that the company geologist announces a promising set of drill results that confirms a major new gold deposit. What does it cost to find one? About US$35 for every ounce discovered. How often does it happen? Rarely and, as we pointed out in last year's report, in the last decade hardly at all. The other reason investors support wannabe gold miners is the gold price. If they think it's set to take off, bullion and the blue chip gold groups are sedentary compared with the fireworks often offered by the exploration sector. In previous bull markets in the 1930s and 1970s, speculative gold counters soared relative to the gold price. In bear markets, of course, the opposite always applies too!

Compared with the above, Wits Gold must seem a bit boring. The 'eureka' moments, when the previous owners of our prospecting rights, AngloGold Ashanti, Gold Fields and Harmony, pulled out the core that had struck the various gold reefs in the Witwatersrand Basin, were as far back as 1955. In today's terms their exploration was incredibly productive – about US$100 million spent to find 159.7 Moz of gold and 136.3 Mlbs of uranium – equivalent to less than US$1.00 per ounce of gold. The stock market now values today's owner of these resources, Wits Gold, at about US$370 million or just over US$2.00 per ounce. A bit more than those historical exploration costs but well below our peer group in South Africa (US$15.00 per ounce average) or our international competitors (US$50 per ounce). So, if we are unlikely to offer investors the excitement of a new discovery, what's Wits Gold got going for it?

The first point to reiterate is that our resource is massive – right up there with giants like Newmont and Gold Fields and independently audited too with SAMREC compliant status giving it an independent standard of international standing. Next, we have a capable team busy drilling our inferred resource to upgrade it, where possible, to 'indicated and measured'.

"Paper money eventually returns to its intrinsic value – zero."
Voltaire (1694-1778)

While we are unlikely ever to mine these resources ourselves, by increasing their status through further drilling we will move nearer to establishing a mine. At that stage our mining partner will co-invest, the Government will extend our permit from a 13-year exploration right to a 30-year mining permit, and the stock market will value our resources much more highly – perhaps up to five times so. Is the team doing a good job? And what are the risks? The details of the latest results can be found on page 11 and so far these 'infill' drill holes have been consistently successful. The risks in our brownfields exploration programme are relatively low compared with the pioneer work being undertaken by our competitors in other countries that, unlike the Wits Basin, do not have the credentials of having produced one in every three ounces of gold that have ever been mined. Finally, the team is about as economical as it gets in world terms. Overheads in Johannesburg are the lowest of any serious mining centre, and with our projected annual burn rate in 2007/8 of US$7 million, only 25% will be spent on running the Company day-to-day, a low figure in our industry.

Which leaves the prospects for gold. Most of our resource is probably sub-economic at current prices, so, unless the price of this rare element and ancient money goes up in the future, time will whittle away the option value that our shares represent. However, one of our industry's most inspiring commentators, Doug Casey of *International Speculator*, and never a shrinking violet when it comes to expressing his views, puts it this way: "I did think that gold was going to the moon, but I've changed my mind. It's now going to the stars". Here's why we agree:

"Gold is money … and nothing else."

– *JP Morgan (1912)*

People titter when they see this slide at our Company presentations. Since when can you use a Krugerrand or Canadian Maple Leaf gold coin at your local grocer? In your dreams! And they are right, up to a point. In the West precious metals ceased long ago to have any significance except in our subconscious where the word gold still denotes excellence – 'gold' credit card, 'golden' opportunity, etc. But in the East, India and China particularly, the ancient metal is part of daily life, both in savings and transactions. One of our founding investors, Dr. Graham Birch of BlackRock Merrill Lynch, puts it neatly – "The West is rich but getting poorer; the East is poor but getting richer". So, while in 2000 Britain happily sells half its gold reserves below US$300 per ounce, today Russia, China and India's central banks are busy accumulating gold bullion at over US$650. Who would you rather back?

So what about the central banks? Aren't they the world's biggest owners and aren't they busy selling their holdings? Could they not dump the lot at any time and flatten the price? While accorded great reverence, the record of these institutions is pretty dismal. What is more, the opportunity to debunk a few myths about them is too good to miss. For, in a world yet to fully embrace the central bank theme when JP Morgan made his statement in 1912, he was saying nothing unusual. During the previous 200 years of unparalleled economic growth, the currencies of the US and Europe were backed by gold. Consumer prices enjoyed remarkable stability, providing a solid financial foundation for the Industrial Revolution. Indeed the price of a cup of tea in London was the same in 1940 as it was in 1700, impossible to imagine in today's fluctuating price environment. Then along came the US Federal Reserve, founded ironically in 1913 among other things to protect the purchasing power of the dollar. Since then it has presided over a 95% drop in the dollar's real value. Other countries have done worse … many currencies have disappeared completely. Yes, central banks supposedly own 30% of the world's gold reserves but some of that has been loaned out to earn interest and is unlikely to be returned as it has been turned into jewellery. In any event, the value of their bullion holdings, say US$500 billion, is insignificant compared with the mind boggling sums of money traded daily by international investors worldwide. If they did put their gold up for sale there would be a mad rush to buy, with the Far East at the top of the list. The fact is that, without the restraint of gold backing, central banks and governments will always print new money with abandon. With today's extraordinary levels of indebtedness and financial excess, falling prices are not a political option. To illustrate this, the latest figures show M3 money supply in the US growing at over 12% a year, at which rate the purchasing power of the dollar halves in around four years.

However, the real influence on gold is the huge pool of institutional investment funds worldwide. Looking at previous periods of monetary dislocation in the 1930s and 1980s, John Hathaway of Tocqueville Asset Management illustrates vividly in Chart A the potential



Gold/global equities and bonds
Chart A
30%
20%
10%
0%
21.0%
25.8%
3.0%
1934
1982
2006

Source: John Hathaway/Tocqueville Asset Management

CHAIRMAN'S REPORT continued

Real gold price for the period 1/1/1970 – 31/3/07


US$/oz
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
$2,118.32
Chart B
1970
1974
1978
1982
1986
1990
1994
1998
2002
2006

Source: Bloomberg and Bureau of Labour Statistics

for a significant swing of investment by institutional investors into the precious metals markets. A relatively minor shift would make four digits gold a reality.

Finally, is gold cheap? If the previous argument doesn't convince you of the case, perhaps these charts, courtesy of our friends at the Apogee Gold Fund, will. In Chart B, real gold prices since 1970 also demonstrate how far the gold price has yet to climb just to reach its old high in 1980. Chart C shows commodity prices relative to the US stock market over 30 years. While the recent publicity about increasing base metal prices has made headlines, this shows how little commodity values have changed relative to stock markets.

Commodity Research Bureau's Commodity Index relative to S&P 500 Index for the period 1/1/1976 – 31/3/2007


3.0
2.5
2.0
1.5
1.0
0.5
0
Chart C
1976
1981
1986
1991
1996
2001
2006

Source: Bloomberg and Bureau of Labour Statistics

Against this backdrop we believe your Company is well placed. It is in the world's geological cradle of gold. It owns a huge resource. And it has the funds, management and energy to bring its assets to account. We thank you for your loyal support, matched incidentally only by the tireless industry and commitment of our staff, and we look forward to keeping you up-to-date on developments with our regular reports and on our website: www.witsgold.com.

A R Fleming
Chairman

31 July 2007

"My grandfather took the first dollar he ever made and put it in a frame he bought with a dime. Now the frame is worth a dollar and the dollar is worth a dime."

A woman Investor, New Orleans Conference, November 1974

CHIEF EXECUTIVE OFFICER'S REVIEW



Since March 2006, Wits Gold has evolved from an unlisted entity to one of the top 200 companies quoted on the JSE stock exchange in terms of market capitalisation. This success has been achieved as the result of a combination of factors. These include the prevailing gold bull market, the participation of our Black Economic Empowerment shareholders and therefore our ability to secure substantial brownfields gold assets. Following our listing, Wits Gold has received increased attention from the investment community who consider that our resources represent an option on gold. This growth phase has seen the value of our shares rise significantly from the listing price on 24 April 2006 of R20.00 to a level of R99.51 at the end of July 2007. Management's challenge is to maintain this momentum by continuing to add value to the Company. It is envisaged that this objective can be achieved by improving the definition and therefore quality of our gold and uranium resources through additional exploration drilling, and seeking to gain a wider following for the Company through a North American listing.

World gold exploration

It is becoming increasingly evident that, worldwide, the major gold producers are finding it difficult to replace their reserves, whilst annual global production remains consistently around the 80 Moz level. In an attempt to overcome this problem, during the past four to five years there has been a radical increase in gold exploration budgets, with only limited success in defining new multi million ounce deposits. Although the dearth of new discoveries may be attributed to the time lag between discovery and production, it is also evident that many companies have decided to take on additional risks by moving into politically less stable, but geologically favourable environments. Simultaneously, this need to secure future production has been reflected by the increase in near mine exploration as well as merger and acquisition activity.

Wits Gold exploration strategy

Against this backdrop, Wits Gold has been able to secure one of the world's largest unmined gold resources in the most important of all gold provinces, the Witwatersrand Basin. It bears repeating that this remarkable region has accounted for some 1.5 billion oz, equivalent to one third of the world's historically mined gold. Within this geological phenomenon, Wits Gold has been awarded nine prospecting rights by the Department of Minerals & Energy. These occur in three geographic areas adjacent to existing mines where they contain a total inferred resource of 159.7 Moz of gold together with 136.3 Mlbs of uranium. This resource estimate, compiled independently by Snowden Mining Industry Consultants, was based on the compilation of consolidated geological information from the 203 boreholes that we inherited from the gold majors. In our Potchefstroom

CHIEF EXECUTIVE OFFICER'S REVIEW continued

and Klerksdorp areas, the resource estimates represent the first time that contained resources have been quantified.

Wits Gold holds title to 910km² of prospecting rights, within which there is significant variety of geological conditions. This includes the presence of different but regionally important gold-bearing reefs, variations in gold and uranium grade distribution and differences in the geological structure ultimately responsible for the relative depth of these reefs below the surface. Based on these geological parameters, five priority exploration projects have been delineated. These include the De Bron, Bloemhoek and Robijn areas in the southern Free State, as well as the Boskop and Kleinfontein areas, situated in the Potchefstroom Goldfield. In each of these projects, the target gold mineralisation occurs at less than 2,500 metres, a depth accessible by sinking a typical single drop shaft in the Witwatersrand Basin. These five projects contain a total inferred resource of 44.6 Moz gold, together with 85.0 Mlbs uranium.

Recent exploration

During the second half of 2006, two rigs started in-fill drilling in the De Bron and Bloemhoek projects, to the south of the town of Virginia. Importantly, the first three boreholes completed in these project areas have substantiated our prediction that well mineralised Beatrix Reef would be intersected. This information contradicts previous geological models which suggested that this particular reef only occurs in an area some 10km further south where it is currently being exploited at the Beatrix Mine. This mine, managed by Gold Fields, currently produces some 600,000 oz gold a year. Our principal objective in the southern Free State Goldfield is to delineate a 10-15 Moz gold resource capable of sustaining a similar long life gold mine. At this stage, it is envisaged that Wits Gold should reach the pre-feasibility stage in this De Bron – Bloemhoek area during the first half of 2009.

In the Potchefstroom and Klerksdorp Goldfields, our present geological compilations have suggested that some 80% of the 115 Moz gold resource is at depths in excess of 2,500 metres below surface. However, almost 20 Moz of this inferred resource occurs in two priority project areas where prospective reefs are at depths in the range of 1,500 – 2,500 metres. Exploration drilling for these shallower targets in the Potchefstroom area is scheduled to commence during the fourth quarter of 2007. In preparation, we are currently undertaking a review of our geological database including the available seismic and borehole information in order to optimise our proposed drilling programme.

Other activities

Besides our exploration activities, we have also commenced an investor relations programme, managed by Hethen Hira who is a professional geologist. This initiative has been taken not only to ensure regular communication with our existing shareholders, but also to disseminate the Wits Gold message to the market as





well as other potential investors. Following a review of the international gold investment scene, we believe that there is considerable interest in our Company as 'a long-term option on gold' particularly in North America and selected European countries. Consequently, we are now actively participating in a number of selected resource conferences that attract a wide variety of both institutional and retail investors. Since our JSE listing, Wits Gold has been represented at conferences in Johannesburg, San Francisco, Toronto, London, Munich, Vancouver and Cape Town.

During the past year, various press releases by the media have indicated that Wits Gold intends seeking a secondary listing of the Company's shares on a North American stock exchange. The prime reason for this move is to widen the Company's shareholder base in an area traditionally known for its support of South African gold equities. Whilst progress has been slower than hoped, a secondary listing is now envisaged during the second half of 2007.

Other than our prospecting rights, some of the other major assets attributable to Wits Gold include ownership of the historic borehole core and related records. This information was acquired from the previous holders of the 'old order' mineral rights, namely AngloGold Ashanti, Gold Fields and Harmony. The geological and assay data relating to these boreholes had previously been captured by Wits Gold in digital format to facilitate the process of resource estimation, but also to present the results for planning purposes. Until recently the borehole core continued to be stored at various yards operated by the three major gold companies.

This situation is currently being addressed following the completion during April of our own storage facility outside the town of Potchefstroom. This substantial building covers an area of some 8,000m^2 and was constructed on 42 hectares of agricultural property that was purchased by Wits Gold during 2006. Eventually, this warehouse will be used to accommodate the 526km of inherited core as well as the new core that is being generated during the Wits Gold drilling programmes. The Company is presently transferring this core to Potchefstroom, a process that is likely to be completed only towards the end of 2007. In addition to core storage, provision has also been made for a field office as well as the preparation of samples. It is anticipated that this Potchefstroom facility will also become a means of disseminating information to shareholders, potential investors, the media and analysts.

Outlook

Our main focus during the year ahead will be on the drilling programmes in the southern Free State and Potchefstroom Goldfields. Not only will these projects satisfy our obligations to the Department of Minerals and Energy in terms of our prospecting rights, but they will also improve the certainty with which our mineral resources can be calculated. Our objective in the southern Free State will be to build on the current 3.8 Moz of indicated gold resources whilst in the Potchefstroom area exploration will initially concentrate on multi reef targets to the immediate west of the Carletonville Goldfield.

Over the past year, the international uranium boom has resulted in a threefold increase in the commodity to price to its current level of US$120/lb. This has particular implications for operators in the western part of the Witwatersrand Basin, where during the 1980's up to 22 metallurgical plants recovered by-product uranium from the gold-bearing reefs. Wits Gold currently holds prospecting rights to uranium only in the southern Free State, where an inferred resource of 136.3 Mlbs has been estimated. We have, however, applied to the Department of Minerals and Energy for uranium to be included with our gold rights in the Potchefstroom and Klerksdorp areas. We are hopeful that these additional rights will be granted in the future; meanwhile the Company will be assessing various alternatives to unlock any potential value that these uranium rights represent.

Dr M B Watchorn
Chief Executive Officer

31 July 2007

PROSPECTING RIGHTS AND EXPLORATION REVIEW

Southern Free State Goldfield

In January 2007, Wits Gold was granted additional prospecting rights over the 214ha Doornrivier area in the southern Free State Goldfield. The Company now has prospecting rights to gold and uranium over a contiguous area covering a total of 130km² as shown in the figure below.

Following an assessment of the Company's prospecting rights in the Witwatersrand Basin, the De Bron – Bloemhoek area in the southern Free State was identified as the most likely to host a substantial gold resource at shallow to moderate depths. In this region, three principal gold-bearing units, namely the Beatrix, Kalkoenkrans and Leader Reefs, occur at depths ranging between 500 metres and 2,300 metres below surface. Based on historical drilling results, Snowden Mining Industry Consultants previously estimated an inferred resource of 130.3 Mt at an average grade of 5.1g/t gold containing 662.6 tonnes of gold (23.4 Moz). The objective of recent exploration in this area has been to delineate areas of higher grade mineralisation, capable of sustaining an underground gold mine.

The initial data review has resulted in a revised geological model for the De Bron – Bloemhoek area. This has delineated areas of continuous Beatrix Reef development containing gold grades in excess of 3g/t. It is an important observation, as the previous geological understanding of this region suggested that the Beatrix Reef was only developed in the extreme southern part of the Free State Goldfield where this orebody is being exploited at Beatrix Gold Mine. However, it is now evident that the Beatrix Reef is more extensive than previously believed and that it has a close spatial and genetic association with the underlying Kalkoenkrans Reef. The Leader Reef that has been mined over large areas of the Free State Goldfield occurs some 25 metres below the Kalkoenkrans Reef, where in addition to gold, it is characterised by elevated uranium grades. The B Reef has been recognised over the northern parts of the De Bron – Bloemhoek area, although this large pebble conglomerate appears to be channelised with erratic gold grades.

A diamond-drilling programme consisting of eleven surface boreholes was commenced in August 2006.

Wits Gold prospecting rights in the southern Free State Goldfield


Wits Gold boreholes completed to date
Historic boreholes
Mine shaft
Wits Gold rights
Mining operations
Gold Fields
Harmony
Welkom
N
10 Km
Virginia
Hakkies
Bloemhoek
Beatrix 4#
Merriespruit 1#
Merriespruit 3#
De Bron
Robijn
Beatrix 3#
Johannesburg
Potchefstroom
Welkom
South Africa

This exploration has been designed to test the lateral continuity of the principal target reefs as well as their gold and uranium grades. To date, three boreholes have been completed, whilst a fourth, DBH 19 is currently in progress and pilot drilling has been completed to 400 metres at DWN 23. The geology intersected in these recent drillholes has confirmed the presence of well developed Beatrix Reef over the northeastern sector of the De Bron – Bloemhoek area (table below). Similarly, the results from the Kalkoenkrans and Leader Reefs conform well with the new geological model and have resulted only in a minor adjustment of the subcrop position of the Leader Reef. The geological database has been updated to include this recent drilling information and a new resource estimate for the De Bron – Bloemhoek area is currently being undertaken. The following drilling results have been received.

Borehole	Reef	Depth (m) below surface	Corrected width (cm)	Gold grade (g/t)	Gold value (cm.g/t)	Uranium grade (kg/t)	Uranium value (cm.kg/t)
DBH 18	Beatrix Reef	2,247.5	96.5	2.73	263	0.035	3.39
DWN 21	Beatrix Reef	666.1	178.0	6.30	1,121	0.203	36.09
	Kalkoenkrans Reef	667.9	109.4	0.59	65	0.018	2.00
	B Reef	679.9	108.9	1.74	191	0.042	4.57
	Leader Reef	703.8	105.8	4.51	477	0.442	46.73
DWN 22	Beatrix Reef	946.6	97.6	7.64	746	0.208	20.28
	Kalkoenkrans Reef	949.5	150.4	8.08	1,215	0.264	39.64
	B Reef	956.5	49.3	11.20	552	0.088	4.33
	Leader Reef	974.8	150.7	3.09	465	0.237	35.71

In addition to the De Bron – Bloemhoek area, a review of the geology of the Robijn area has been completed. This study has revealed the presence of widespread, but thin Beatrix Reef immediately underlain by channels containing the Kalkoenkrans Reef. These conglomerates subcrop against the Karoo sequence where they are preserved in the depth range of 500 – 2,000 metres below surface. Previously, Snowden Mining Industry Consultants estimated an inferred resource for this area of 20.7 Mt at an average grade of 4.5g/t gold containing 93.2 tonnes of gold (3.3 Moz). The future exploration strategy for this area is presently under consideration.

PROSPECTING RIGHTS AND EXPLORATION REVIEW continued

Potchefstroom and Klerksdorp Goldfields

Prospecting rights for gold have been granted to the Company over 780km² in the area to the north of Potchefstroom and to the southeast of the town of Klerksdorp. These areas are situated adjacent to operating mines in the Carletonville and Klerksdorp Goldfields as shown in the figure below. Applications for variation rights to include uranium with the Company's prospecting rights for gold in the Potchefstroom and Klerksdorp Goldfields have been submitted to the Department of Minerals and Energy.

In this region, most of the prospective reefs occur at depths in excess of 2,500 metres below surface. However, two shallower areas have been delineated adjacent to the Carletonville Goldfield where up to seven Witwatersrand reefs are preserved at depths of less than 2,500 metres below surface. The services of a drill rig have been secured and a programme of exploration is planned to test conglomerates previously intersected in the Kleinfontein area. It is anticipated that this drilling programme will commence during the fourth quarter of 2007.

Wits Gold prospecting rights in the Potchefstroom and Klerksdorp Goldfields


Historic boreholes
Mine shaft
Wits Gold rights
Mining operations
DRD
Anglo
Gold Fields
Harmony
Simmer and Jack
Blyvoor 2#
Kleinfontein
Carletonville
N
Boskop
Elandskraal DK 2#
Potchefstroom
Klerksdorp
Moab Khotsong
10 Km
Johannesburg
Potchefstroom
Welkom
South Africa

MINERAL RESOURCES

The classification of the Company's Mineral Resources has been carried out in accordance with the guidelines of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code). The initial exercise was undertaken by Snowden Mining Industry Consultants (Snowden) prior to 24 April 2006 when Wits Gold listed on the JSE Limited. This resource estimate has subsequently been updated by Snowden following the granting of prospecting rights in the Potchefstroom Filler and Doornrivier areas by the Department of Minerals and Energy. The table below classifies the total mineral resources by project area that are contained within the nine prospecting rights granted to the Company. Applications for variation rights to include uranium in the Potchefstroom and Klerksdorp Goldfields have been submitted to the Department of Minerals and Energy.

Goldfield Project	Resources Indicated			Resources Inferred			Total Resources Indicated & Inferred			Contained Metal	
	Mt	Gold (g/t)	Uranium (kg/t)	Mt	Gold (g/t)	Uranium (kg/t)	Mt	Gold (g/t)	Uranium (kg/t)	Gold (Moz)	Uranium (Mlb)
Southern Free State Goldfield											
Hakkies	–	–	–	111.8	5.4	0.210	111.8	5.4	0.210	18.9	51.7
Bloemhoek	15.3	5.4	0.320	88.7	5.5	0.277	104.0	5.5	0.283	18.0	64.8
De Bron	8.0	4.8	0.339	22.0	4.7	0.131	30.0	4.7	0.186	4.5	12.3
Robijn	–	–	–	20.7	4.5	0.167	20.7	4.5	0.167	3.0	7.5
Total/average	**23.3**	**5.2**	**0.327**	**243.2**	**5.1**	**0.224**	**266.5**	**5.1**	**0.233**	**44.4**	**136.3**
Potchefstroom Goldfield											
Kleinfontein	–	–	–	47.2	6.1	–	47.2	6.1	–	9.2	–
Kleinfontein Deeps	–	–	–	41.0	4.9	–	41.0	4.9	–	6.5	–
Potch Deeps	–	–	–	194.1	6.5	–	194.1	6.5	–	40.6	–
Deelkraal	–	–	–	20.5	14.6	–	20.5	14.6	–	9.6	–
Boskop	–	–	–	30.8	10.0	–	30.8	10.0	–	9.9	–
Total/average	–	–	–	**333.6**	**7.1**	–	**333.6**	**7.1**	–	**75.8**	–
Klerksdorp Goldfield											
Kromdraai	–	–	–	57.6	16.2	–	57.6	16.2	–	30.0	–
Cyfervlei	–	–	–	19.2	10.3	–	19.2	10.3	–	6.4	–
Groenfontein	–	–	–	8.3	11.9	–	8.3	11.9	–	3.1	–
Total/average	–	–	–	**85.1**	**14.5**	–	**85.1**	**14.5**	–	**39.5**	–
Grand total/average	**23.3**	**5.2**	**0.327**	**661.9**	**7.3**	–	**685.2**	**7.3**	–	**159.7**	**136.3**

CORPORATE SOCIAL RESPONSIBILITY

The Wits Gold Women's Trust

Shortly after establishing the Company, the principal shareholders of Wits Gold acknowledged their obligation to participate in the social development of South Africa. Consistent with the country's Mining Industry Charter, these shareholders resolved to assist in encouraging the participation of women in the mining industry. Accordingly, the Wits Gold Women's Trust was established with an initial shareholding comprising 5% in the initial equity of the Company. Based on the current share price, the assets of the Trust are valued at approximately R100 million.

The Wits Gold Women's Trust is chaired by Dr Brigalia Bam, the Head of the Independent Electoral Commission and is operated independently of Wits Gold. It is envisaged that the Trust will provide financial support to women in order to assist them in developing skills required for the mining industry. The trustees are presently in the process of identifying suitable beneficiaries, whilst engaging both government and other parties in the local mining industry.



Trustees of the Wits Gold Women's Trust (L to R): Ms Phumla Mthembu, Dr Brigalia Bam and Mr Brian Dowden

The Julian Baring Scholarship Fund


THE
JULIAN BARING
SAVOY
SCHOLARSHIP
FUND

The Julian Baring Scholarship Fund was allocated 1% of the initial equity in Wits Gold by the founding shareholders of the Company. The fund was created in 2000 to commemorate the late Julian Baring, the UK based fund manager who did so much to support the South African gold mining industry during his career. Annual scholarships are awarded to African students seeking to do a post graduate exploration geology degree at Rhodes University in South Africa. Further details about the fund, including application forms, can be found at www.thejulianbaringscholarship.com.

CORPORATE GOVERNANCE

Commitment

The board has adopted a Code of Business Conduct and Ethics that is committed to the principles of diligence, honesty, integrity, transparency, accountability, responsibility and fairness. The directors accept full responsibility for the application of these principles to ensure that good corporate governance is effectively practised throughout Wits Gold. Furthermore, the board understands and accepts its responsibility to the shareholders of Wits Gold and endeavours to ensure that the Company conducts its business in the best interests of these shareholders.

Approach

In discharging its commitment to the practice of good corporate governance within Wits Gold, the board intends to apply, in so far as is reasonable in the circumstances, the code as set out in the second King Report on corporate governance for South Africa 2002 (King II). The board's approach to implementing King II is based on the broad spirit of the code, increased shareholder awareness and prompt and open communication. Although the directors are committed to and support King II, they have not yet fully applied the code. The Company has only three independent non-executive directors and the chairperson is not independent. The directors are of the opinion that due to the early stage of operations of Wits Gold, the current size and composition of the board is appropriate in the circumstances. Over time the directors will endeavour to be fully compliant with King II.

Chairman and chief executive officer

There is a clear division between the roles of the chairman and chief executive officer. The board is chaired by Adam Fleming, a non-executive director, although he is not regarded as an independent director in terms of the listing requirements of the JSE Limited due to an indirect beneficial interest in the Company's office lease. The chairman is responsible for providing leadership to the board, and overseeing its efficient operation. He is intimately involved in planning the strategic future of the Company and has also been tasked with ensuring effective corporate governance practices.

The chief executive officer, Dr Marc Watchorn, is responsible for formulating, implementing and maintaining the strategic direction of Wits Gold, as well as ensuring that the day-to-day affairs of the Company are appropriately supervised and controlled.

Board of directors

The board operates within an approved charter and consists of two executive directors and four non-executive directors, three of whom are independent. The board's responsibilities include providing Wits Gold with clear strategic direction and ensuring that there is adequate succession planning at senior levels. It reviews operational performance and management as well as policies and processes that seek to ensure the integrity of Wits Gold's risk management. The board also reviews internal controls and oversees director selection, orientation and evaluation.

The board has defined levels of materiality through a charter that sets out decisions the board wishes to reserve for itself. The delegation of authority will be regularly reviewed and monitored. Non-executive directors bring an independent view to the board's decision making. As a group, they have and will continue to exert significant influence at meetings. None of the non-executive directors has fixed terms of appointment and all the directors are subject, by rotation, to retirement and re-election by shareholders at least every three years, in accordance with the Company's articles of association.

Generally, directors have been and will be nominated on their calibre, credibility, knowledge, experience, impact they are expected to have, and time and attention they can devote to the role. The remuneration and nomination committee is responsible for vetting the individuals proposed for directorship and making recommendations to the board for approval. Before nomination, appropriate background checks will be performed on proposed new directors. New directors are taken through a formal orientation programme to induct them in taking fiduciary duties and responsibility and to familiarise them with Wits Gold's operations, senior management and business environment.

The board meets at least four times a year, with additional meetings called if necessary or desirable. Information relevant to a meeting is supplied on a timely basis to the board, ensuring directors can make reasoned decisions. The directors have unrestricted access to information about Wits Gold and its management and, where appropriate, may seek independent professional advice on matters concerning the affairs of Wits Gold, at the Company's expense.

CORPORATE GOVERNANCE continued

Board committees

Certain functions of the board have been delegated to committees which will operate according to written charters approved by the board. The effectiveness of the committees is reviewed annually by the board.

Audit and risk management committee

The audit and risk management committee consists of at least three independent non-executive directors. The current members of the audit and risk management committee are Mrs Gayle Wilson (chairman), Dr Humphrey Mathe and Prof Taole Mokoena.

This committee meets at least four times a year and is responsible for assisting the board in fulfilling its responsibilities in respect of financial reporting issues, internal and external audit management, ensuring compliance with laws and regulations, risk management and development/maintenance of an effective internal control system.

Committee members have unrestricted access to information and management of Wits Gold and, where appropriate, may seek the advice of independent professionals on matters concerning the affairs of Wits Gold, at the Company's expense.

Executive committee

The executive committee is chaired by Dr Marc Watchorn and comprises the executive directors and senior management. The executive committee has responsibility for the day-to-day running of the business and execution of the Company's strategy. The committee meets regularly, as circumstances dictate, but not less frequently than monthly.

Remuneration and nomination committee

This committee consists of at least two independent non-executive directors. The current members of the remuneration and nomination committee are Prof Taole Mokoena (chairman), Dr Humphrey Mathe and Mrs Gayle Wilson. The committee meets at least once a year and is responsible for assisting the board in fulfilling its responsibilities in respect of maintaining an appropriate remuneration strategy, ensuring the Company's directors and senior executives are fairly rewarded.

The remuneration strategy is aimed at ensuring that levels of remuneration are sufficient to attract, retain and motivate executives and, where appropriate, at aligning the executives' interests with those of shareholders. In setting and approving remuneration levels and structures, the committee makes comparisons to remuneration paid by other companies in the same industry or similar industries, taking into account differing levels of responsibility, performance and complexity. The committee also obtains advice from specialist remuneration consultants as and when needed.

Health, safety and environmental policy

The objective of Wits Gold is to increase the value of the Company's mineral assets for the benefit of all stakeholders in a socially and environmentally responsible manner. This written policy is to ensure and maintain safe and healthy working conditions, as well as safe equipment and systems for all employees and contractors involved in the Company's projects. The Company is firmly committed to the conservation of the environment with the goal of minimising any risks through a process of planning and consultation with local communities. Contractors involved in the Company's projects will be required to provide appropriate equipment and training for the safe and environmentally sound performance of their work.

Share dealing

Following the listing of the Company's shares on the JSE Limited on 24 April 2006, the board has implemented a share dealing policy, under which the directors, officers and defined employees will not be permitted to deal in the Company's shares during a closed period preceding the announcement of the Company's financial results or during other sensitive periods.

Directors will be required to obtain clearance from the company secretary before dealing in Wits Gold shares. If the company secretary wishes to deal in the Company's shares, he will require the written permission of the chairman of the board.

In terms of the JSE listings requirements, any share dealings by directors are required to be published within 48 hours on the Stock Exchange News Service. A register of share dealings by directors will be maintained by the company secretary and reviewed by the board.

Conflict of interest

In terms of the Company's Code of Business Conduct and Ethics, all directors and defined employees are required to sign, annually, a declaration that they are not

aware of any conflicts of interest that may exist as a result of their interest or association with any other company, except as disclosed, setting out their business-related interests. As soon as an individual becomes aware of any conflict of interest, he or she is required to disclose such conflict immediately and is precluded from voting on conflicted matters.

Company secretary

The company secretary will, on an ongoing basis, play an important role in assisting Wits Gold to comply with statutory regulations and the King Code. He will also assist with the induction of new directors, tabling information on relevant regulatory and legislative changes, and giving guidance to the directors regarding their duties and responsibilities. The directors have unlimited access to the advice and services of the company secretary.

Internal control and risk management

The Company's system of internal control is designed to minimise the risk of failure and can consequently only provide reasonable assurance that risks are mitigated. Management is accountable to the board for designing, implementing and monitoring the internal controls with respect to the day-to-day running of Wits Gold. The internal controls are focused on the efficiency and effectiveness of operations, safeguarding the Company's assets, legal and regulatory compliance, business sustainability, reliable reporting and responsible behaviour towards shareholders. The board is of the view that current controls are adequate and effective to mitigate, to an acceptable level, the risks faced by Wits Gold.

Shareholder communication

In all communications with shareholders, the board aims to present a balanced and understandable assessment of the Company's position. This is done through adhering to principles of openness and the spirit of the legislation whilst striving to address material matters in the interests of all shareholders. The board will encourage shareholder attendance at general meetings and, where appropriate, will provide explanations of the effects of resolutions to be proposed.

Communication with shareholders will be maintained through periodic presentations of financial results and press announcements, as well as the proactive dissemination of any messages considered relevant to investors.

Attendance at meetings during the year under review

Name	Board (3)	Audit and risk (3)	Remuneration and nomination (1)
A R Fleming	3	n/a	n/a
T R Mokoena	3	3	1
H L M Mathe	2	3	1
M B Watchorn	3	n/a	n/a
D M Urquhart	3	n/a	n/a
G M Wilson*	2	2	n/a

** Appointed 21 September 2006*



DIRECTORS' APPROVAL AND STATEMENT OF RESPONSIBILITY

The Company's directors are responsible for the preparation and fair presentation of the annual financial statements, comprising the balance sheet at 28 February 2007, the income statement, the statement of changes in equity and cash flow statement for the year then ended, and the notes to the financial statements, which include a summary of significant accounting policies and other explanatory notes, and the directors' report, in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

The directors' responsibility includes: designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The directors' responsibility also includes maintaining adequate accounting records and an effective system of risk management.

The directors have made an assessment of the Company's ability to continue as a going concern and have no reason to believe the business will not be a going concern in the year ahead.

The auditor is responsible for reporting on whether the annual financial statements are fairly presented in accordance with the applicable financial reporting framework.

Approval of the annual financial statements

The annual financial statements for the year ended 28 February 2007 set out on pages 21 to 45 were approved by the board of directors on 31 July 2007 and are signed on its behalf by:

M B Watchorn
Director

D M Urquhart
Director

SECRETARY'S REPORT

In terms of Section 268G(d) of the Companies Act, 61 of 1973, I certify that the Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.

B Dowden
Secretary
Johannesburg

31 July 2007

INDEPENDENT AUDITOR'S REPORT

To the members of Witwatersrand Consolidated Gold Resources Limited

We have audited the annual financial statements of Witwatersrand Consolidated Gold Resources Limited, which comprise the balance sheet at 28 February 2007, and the income statement, the statement of changes in equity and cash flow statement for the year then ended, and the notes to the financial statements, which include a summary of significant accounting policies and other explanatory notes, and the directors' report as set out on pages 21 to 45.

Directors' responsibility for the financial statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Witwatersrand Consolidated Gold Resources Limited at 28 February 2007, and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

KPMG Inc.
Registered Auditor

Per I Kramer
Chartered Accountant (SA)
Registered Auditor
Director

21 August 2007
Parktown
Johannesburg

DIRECTORS' REPORT

for the year ended 28 February 2007

The directors present their report for the year ended 28 February 2007. This report forms part of the audited annual financial statements.

Nature of business

Witwatersrand Consolidated Gold Resources Limited (registration number 2002/031365/06), is a company domiciled in the Republic of South Africa. The Company's shares are publicly traded on the JSE Limited stock exchange. The Company carries on the business of acquiring, preserving, evaluating, trading and developing prospecting rights for exploration and investment purposes.

In 2006 the Company submitted nine applications to the Department of Minerals and Energy for Prospecting Rights under the Mineral and Petroleum Resources Development Act of 2002. At the date of this report all of these applications had been approved and granted.

The Company is involved in the mineral exploration industry and it has not, and does not in the near future, expect to generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of pre-feasibility or feasibility studies. Despite historical exploration work on the Company's prospecting rights, no known bodies of commercial ore or economic deposits have been established. Substantial additional work will be required in order to determine if any economic deposits occur on the Company's properties.

Review of operations

The Company has previously been able to raise sufficient capital from its shareholders to fund its operating and exploration requirements. If the Company's current exploration programmes are successful, additional financing will be required to complete pre-feasibility and feasibility studies as well as developing any mineral properties identified in order to bring them into commercial production. The exploration of the Company's prospecting rights is dependent upon the Company's ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means. In future, such sources of financing may not be available on acceptable terms, if at all.

The Company acquired 'old order' mineral rights at a value of R14 million from AngloGold Ashanti Limited, Gold Fields Limited and ARMGold-Harmony Freegold Joint Venture Company (Proprietary) Limited. In terms of the acquisition agreements, should the Company proceed with the construction of a mine on the land to which these prospecting rights attach, then the respective seller of those prospecting rights has an option to participate up to a 40% beneficial interest in that mine, after payment of their relevant portion of the costs of the exploration programme and feasibility study. Should the Company sell a project at a market related price the original owner will be entitled to receive 50% of the proceeds less a three times multiple of historical exploration expenditure.

Under present economic conditions, management is of the opinion that an Indicated & Measured Resource of at least 10 Moz gold in one contiguous ore body is required to justify an underground mine on the Company's prospecting rights. Once such resources have been delineated, scoping studies will be undertaken in order to construct a preliminary mine design together with an estimate of the capital and operating costs of exploiting this mineralisation. This policy is consistent with international best practices and provides a basis for discounted cash flow models to arrive at a net asset value (NAV) and internal rate of return (IRR) of such project. It is thought that scoping studies and financial modelling on the Company's current Inferred Resources are likely to be unreliable and therefore inappropriate as a valuation mechanism.

At the annual general meeting of the Company held on 5 October 2006, the directors were authorised to issue up to 15% of the Company's issued shares for cash. Accordingly, the Company has raised R114.3 million by way of two private placements, to fund the Company's exploration activities as well as to cover its estimated operating expenses for the next two years. In view of these and previous successful capital raisings, the directors are confident that the Company should be able to continue to raise sufficient capital and therefore maintain its ability to carry on its exploration activities. The Company also has the ability to downscale its operations at reasonably short notice, should this be necessary. The Company is currently in the process of preparing for a secondary listing on an international exchange, subject to the approval of the South African Reserve Bank.

DIRECTORS' REPORT

for the year ended 28 February 2007 (continued)

Operating loss

The operating loss for the year under review increased by R15.3 million compared to the prior year. The increased expenditure results mainly from elevated employment costs (R3.2 million), the implementation of an investor relations programme (R1.8 million) and expenditure relating to a proposed secondary listing of the Company on an international exchange (R9.4 million).

Fair value gain on financial asset

This gain arises on recognising, at fair value, the Company's call option to share in the excess proceeds, which their advisors would realise on exercising the options granted to them in payment for services rendered to the Company. The advisors will settle the Company's portion of any excess in cash, during the period May 2008 to December 2009.

Non-current assets

During the year, the Company incurred exploration expenditure in the amount of R6.3 million (2006: R3.4 million) which has been capitalised to intangible exploration and evaluation assets. The Company also acquired land and buildings for R0.8 million (2006: Nil) and has incurred a further R2.1 million (2006: Nil) on improvements. The non-current assets have also increased by an amount of R14.2 million (2006: Nil) as a result of the recognition of the financial asset.

Current liabilities

During the second half of the year, the Company commenced physical exploration drilling, the increase in current liabilities to R2.2 million (2006: R0.8 million) is mainly attributable to exploration drilling.

Listing on the JSE exchange and capital raising

In April 2006, the Company listed on the JSE Limited stock exchange and at the same time raised R8.0 million. An amount of R2.3 million has been expensed in relation to this listing. In October 2006, the Company raised a further R30.7 million (2006: Nil) by way of a private placement. Costs directly related to both the listing and private placement issues of shares, in the amount of R0.3 million, have been debited to the Company's share premium account. Subsequent to the year end, on 5 July 2007 the Company raised R83.6 million by way of a private placement of shares.

Commitments

The Company has committed to spend an additional amount of approximately R0.2 million on buildings and equipment, R0.5 million on a commercial vehicle and R0.1 million on an operating lease during the next year. Furthermore the Company has also committed to spend R47.5 million on exploration activities during the next five years.

Litigation

There are no legal or arbitration proceedings in which the Company is or has been engaged, which may have or have had, a material effect on the Company's financial position.

Dividends

No dividends were declared or paid by the Company during the year under review (2006: RNil).

Intangible exploration and evaluation assets

The Company's financial statements have been prepared on the assumption that the Company will continue as a going concern. The Company is in the early stages of its exploration activities and plans to continue with these for the foreseeable future. Exploration and evaluation expenditure has been capitalised on the balance sheet in terms of the disclosed accounting policy. The Company is currently not generating revenue, and will continue to capitalise exploration and evaluation expenditure until the expenditure is reasonably capable of being fully recoverable from a successful development of the specific area or until there is no likelihood of commercial exploitation. This could take a number of years.

Going concern

Due to the inherent risk in the nature of exploration activities, there may be uncertainty regarding the recoverability of the Company's exploration expenditure. To meet its ongoing obligations and maintain its operations the Company will periodically seek to raise additional equity funding which will be premised on the exploration results and the contingent further exploration plans. This will be in the form of the issue of additional Company shares to both local and international markets.

Share capital authorised and issued

There was no change in the authorised share capital of the Company during the year ended 28 February 2007. The Company issued a total of 957,882 (2006: Nil) shares during the year to 28 February 2007, of which 557,882 were to international investors. Full details of the Company's authorised and issued share capital are set out in note 7 to these financial statements.

In terms of the authority granted by shareholders at the annual general meeting held on 5 October 2006, 15% of the unissued ordinary share capital of the Company is placed under the control of the directors. This authority expires at the next annual general meeting.

American Depositary Shares

At 28 February 2007, 27,328 shares were held by The Bank of New York as Depositary for the Company's American Depositary Shares (ADSs) programme. As at 3 July 2007 this number had grown to 67,571. Each ADS is equal to one ordinary share.

Share options

Prior to listing, the Company entered into agreements with its two advisors whereby they were granted options to acquire shares in the Company; no new options were granted during the year to 28 February 2007. Details of these share options granted and outstanding during the year are reflected in note 15.

Major shareholders

The following shareholders hold an interest of five percent or more of the Company's issued share capital:

	2007 % Shares held	2007 Shares held	2006 % Shares held	2006 Shares held
Continental Africa Gold Resources				
Consortium (Pty) Limited	**22.45**	**5,750,000**	23.32	5,750,000
East Accrington Foundation	**19.79**	**5,069,184**	21.61	5,327,906
Tranter Kismet Investments (Pty) Limited	**11.71**	**3,000,000**	12.17	3,000,000
Rhodora Limited	**9.76**	**2,500,000**	10.14	2,500,000

Annual general meeting

At the third annual general meeting held on 5 October 2006, shareholders passed ordinary resolutions relating to:

- the adoption of the financial statements for the year ended 28 February 2006
- the re-election of Mr A R Fleming and Dr M B Watchorn as directors of the Company
- the re-appointment of KPMG Inc. as the Company's auditors and approval of their remuneration
- the fees payable to non-executive directors for the year ending 29 February 2008 as follows:
  - o Mr Adam R Fleming R130,000
  - o Prof Taole R Mokoena R108,000
  - o Dr Humphrey LM Mathe R86,400
- a general authority placing 15% of the unissued ordinary shares of the Company under the control of the directors.

General meeting

At a general meeting held on 5 October 2006, shareholders passed an ordinary resolution relating to the re-election of Mrs G M Wilson as a director of the Company. Mrs Wilson was previously appointed to the board by the directors on 21 September 2006.

DIRECTORS' REPORT

for the year ended 28 February 2007 (continued)

Post balance sheet events

The directors are not aware of any material changes that have taken place in the financial position or nature of the Company between 28 February 2007 and the date of this report other than that on 5 July 2007 when the Company successfully raised a further R83.6 million via a private placement of 879,928 ordinary shares issued at 9,500 cents per share.

Directors

The directors of the Company during the accounting period and up to the date of this report were as follows:

Executive directors
Marcus Barrie Watchorn
Derek Macdonald Urquhart

Non-executive directors
Adam Richard Fleming
Mbendeni Humphrey Mathe
Taole Resetselemang Mokoena
Gayle Margaret Wilson Appointed 21 September 2006

Directors' remuneration and benefits

Name	Salaries R	Fees R	Benefits and bonuses R	Share incentive bonus R	Employer contribution to provident fund R	Total R
2007						
Executive directors						
Dr Marcus Watchorn	1,272,929	–	–	–	–	1,272,929
Mr Derek Urquhart	1,033,593	–	–	–	–	1,033,593
Non-executive directors						
Mr Adam Fleming	–	120,000	–	–	–	120,000
Prof Taole Mokoena	–	100,000	–	–	–	100,000
Dr Humphrey Mathe	–	80,000	–	–	–	80,000
Mrs Gayle Wilson	–	50,000	–	–	–	50,000
Total	2,306,522	350,000	–	–	–	2,656,522
2006						
Executive directors						
Dr Marcus Watchorn	1,005,038	–	–	–	–	1,005,038
Mr Derek Urquhart	761,633	–	–	–	–	761,633
Non-executive directors						
Mr Adam Fleming	–	70,000	–	–	–	70,000
Prof Taole Mokoena	–	60,000	–	–	–	60,000
Dr Humphrey Mathe	–	50,000	–	–	–	50,000
Mrs Gayle Wilson	–	–	–	–	–	–
Total	1,766,671	180,000	–	–	–	1,946,671

No amounts have been paid to directors in respect of bonuses and performance related payments, expense allowances, commissions, gains or profit sharing arrangements.

No awards or options during the current year have been granted to the directors to acquire shares.

No fees have been paid, accrued or are proposed to be paid by the Company to any third party in lieu of directors' fees.

Directors' interest in shares

Name	2007 Indirect Beneficial shares	2006 Indirect Beneficial shares
Executive directors		
Dr Marcus Watchorn	**1,005,698**	1,015,698
Mr Derek Urquhart	**111,198**	118,198
Non-executive directors		
Mr Adam Fleming	**2,747,094**	2,753,874
Prof Taole Mokoena	**432,400**	432,400
Dr Humphrey Mathe	**429,000**	429,000
Mrs Gayle Wilson	**–**	–
Total	**4,725,390**	4,749,170

Secretary

The secretary of the Company is Mr B J Dowden, his registered business and postal addresses are:

7 Pam Road
Morningside
2057

PO Box 651129
Benmore
2010

BALANCE SHEET

as at 28 February 2007

	Notes	2007 R	2006 R
Assets			
Non-current assets		**42,020,577**	18,521,734
Property and equipment	2	**3,246,941**	296,720
Intangible exploration and evaluation assets	3	**24,547,463**	18,225,014
Financial asset	4	**14,226,173**	–
Current assets		**44,324,084**	26,156,486
Loan to shareholder – charitable trust	5	**43,219**	–
Trade and other receivables		**577,062**	63,310
Cash and cash equivalents	6	**43,703,803**	26,093,176
Total assets		**86,344,661**	44,678,220
Equity and liabilities			
Capital and reserves		**84,125,950**	43,912,855
Ordinary share capital	7	**256,110**	246,531
Share premium	7	**85,430,832**	47,092,879
Equity-settled share-based payment reserve	8	**7,840,564**	2,534,380
Accumulated loss		**(9,401,556)**	(5,960,935)
Current liabilities		**2,218,711**	765,365
Trade and other payables		**2,218,711**	765,365
Total equity and liabilities		**86,344,661**	44,678,220

INCOME STATEMENT

for the year ended 28 February 2007

	Notes	2007 R	2006 R
Revenue		–	–
Operating costs		(20,326,845)	(5,017,253)
Operating loss	11	(20,326,845)	(5,017,253)
Interest income		2,660,051	1,885,667
Interest expense		–	(5,566)
Fair value gain on financial asset	4	14,226,173	–
Loss for the year before taxation		(3,440,621)	(3,137,152)
Taxation	12	–	–
Loss for the year		(3,440,621)	(3,137,152)
Loss per share and diluted loss per share			
Weighted average number of shares in issue	17	24,931,013	24,653,106
Basic loss per share (cents)		13.80	12.73
Diluted weighted average number of shares in issue	18	25,218,468	24,991,662
Diluted loss per share (cents)		19.25	23.99

STATEMENT OF CHANGES IN EQUITY

for the year ended 28 February 2007

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R	Accumulated loss R	Total R
Balance at 28 February 2005	246,531	47,092,879	339,500	(2,823,783)	44,855,127
Loss for the year	–	–	–	(3,137,152)	(3,137,152)
Equity-settled share-based payment (refer to note 8)	–	–	2,194,880	–	2,194,880
Balance at 29 February 2006	246,531	47,092,879	2,534,380	(5,960,935)	43,912,855
Loss for the year	–	–	–	(3,440,621)	(3,440,621)
Equity-settled share-based payment (refer to note 8)	–	–	5,306,184	–	5,306,184
Issue of shares	9,579	38,673,931	–	–	38,683,510
Qualifying costs of share issue	–	(335,978)	–	–	(335,978)
Balance at 28 February 2007	**256,110**	**85,430,832**	**7,840,564**	**(9,401,556)**	**84,125,950**

CASH FLOW STATEMENT

for the year ended 28 February 2007

	Note	2007 R	2006 R
Cash flows from operating activities			
Cash utilised in operating activities	13	(13,964,101)	(1,487,693)
Interest received		2,660,051	1,885,667
Interest paid		–	(5,566)
Net cash (utilised in)/generated by operating activities		(11,304,050)	392,408
Cash flows from investing activities			
Expenditure to expand operating capacity			
Property and equipment acquired		(3,067,187)	(178,323)
Additions to intangible exploration and evaluation assets		(6,322,449)	(3,389,510)
Net cash utilised in investing activities		(9,389,636)	(3,567,833)
Cash flows from financing activities			
Proceeds on issue of shares		38,683,510	–
Share issue expenses		(335,978)	–
Increase in loan to shareholder		(43,219)	–
Decrease in loan from shareholder		–	(467,204)
Decrease in loan from director		–	(1,051,397)
Net cash generated by/(utilised in) financing activities		38,304,313	(1,518,601)
Increase/(decrease) in cash and cash equivalents		17,610,627	(4,694,026)
Cash and cash equivalents at beginning of the year		26,093,176	30,787,202
Cash and cash equivalents at end of the year		43,703,803	26,093,176

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 28 February 2007

1. Significant accounting policies

1.1 Basis of preparation

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB) and in the manner required by the South African Companies Act, 61 of 1973 (as amended).

The financial statements are presented in South African rands. The financial statements are prepared on the historical cost basis adjusted for financial instruments which are stated at fair value. The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The accounting policies adopted are consistent with those of the previous financial year. The Company has not adopted any new and amended IFRS and IFRIC interpretations during the year.

Recently issued Accounting Pronouncements under IFRS standards and interpretations not yet effective

The following accounting standards, which are not yet effective for the Company, have not been adopted at 28 February 2007:

IFRS 7 Financial Instruments: Disclosures and Amendment to IAS 1 Presentation of Financial Statements: Capital disclosures require extensive disclosures about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which become mandatory for the Company's 2008 financial statements, will require extensive additional disclosures with respect to the Company's financial instruments and share capital.

IFRS 8 Operating Segments: The Company will not be affected by this standard.

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies: The Company will not be affected by this standard.

IFRIC 8 Scope of IFRS 2 Share-based Payments addresses the accounting for share-based payments transactions in which some or all of goods and services cannot be specifically identified. IFRIC 8 will become mandatory for the Company's financial statements, with retrospective application applied.

IFRIC 8 is not expected to have an impact on the annual financial statements.

IFRIC 9 Reassessment of Embedded Derivatives requires that a reassessment of whether an embedded derivative should be separated from the underlying host contract should be made only when there are changes to the contract. IFRIC 9, which becomes mandatory for the Company's 2008 financial statements, is not expected to have any impact on the annual financial statements.

IFRIC 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10 will become mandatory for the Company's 2008 financial statements, and will apply to goodwill, investments in equity instruments and financial assets carried at cost prospectively from the date that the Company adopted IAS 36 and IAS 39 respectively. IFRIC 10 is not expected to have an impact on the annual financial statements.

IFRIC 12 Service Concession Arrangements gives guidance on the accounting by operators of public-to-private concession arrangements, and applies if the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price, and the grantor controls – through ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the term of the arrangement. IFRIC 12, which becomes mandatory for the Company's 2009 financial statements, is not expected to have any impact on the annual financial statements.

The revised *IAS 23 Borrowing Costs* states that borrowing cost that are directly attributable to the acquisition, construction or production of a qualifying asset form part of cost of that asset. Other borrowing costs are recognised as an expense.The Company does not have any borrowings from third parties. IAS 23 is not expected to have any impact on the annual financial statements.

The Company has assessed the significance of these new standards and concluded, except where indicated, that they will have no material financial impact.

Because there is no known or reasonably estimable information relevant to assessing the impact on the financial statements, the Company has not yet determined the effect of these interpretations.

1.2. Significant accounting judgements, estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

Judgements, estimates and assumptions

In the process of applying the Company's accounting policies, management is required to make judgements, estimates and assumptions which are based on past experience and other factors that are believed to be reasonable in the circumstances. The key assumptions concerning the future and other key sources of estimation uncertainty at balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Land and buildings

Land and buildings are shown at cost.

Intangible exploration and evaluation assets

Intangible exploration and evaluation assets are accounted for in terms of the accounting policies note 1.7. and note 1.8.

Financial asset

This asset arises on recognising, at fair value, the Company's call option to share in the excess proceeds which their advisors would realise on exercising the options granted to them in payment for services rendered to the Company.The advisors have indicated that they will settle the Company's portion of any excess in cash, during the period May 2008 to December 2009.These options have been valued as currency translated options, using models that adhere to the Black-Scholes option pricing theory.These models depend on the exchange rate, the volatility of the exchange rate and the correlation between the exchange rate and the underlying share.

1.3. Property and equipment

Property consisting of land and buildings is initially, and at 28 February 2007, measured at cost, including transaction costs. Subsequently, property shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Equipment is stated at historical cost less accumulated depreciation and any impairment losses. Depreciation is charged to the income statement on the straight-line method over their estimated useful lives of each part of an item of equipment.

The depreciation rates applicable to each category of equipment are currently as follows:

- Furniture and fittings 16.67%
- Office equipment 16.67%
- Computer equipment 33.33%
- Motor vehicles 20.00%

The remaining useful lives and residual values are reassessed at each financial year end.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 28 February 2007 (continued)

1. Significant accounting policies (continued)

1.4. Taxation

Taxation comprises current and deferred tax.

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted or substantially enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method. Full provision is made for all temporary differences between the tax base of an asset or liability and its balance sheet carrying amount, except where the temporary difference arose on initial recognition of an asset or liability where accounting income and taxable income are not affected. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it related to items previously charged or credited directly to equity. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using the tax rates enacted or substantially enacted at balance sheet date.

1.5. Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are determined by discounting the expected future cash flows.

The discounted rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

The amount recognised as a provision is the best estimate at the balance sheet date of the expenditure required to settle the obligation.

1.6. Financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans to a trust, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Company's contractual rights to the cash flows from the financial assets expire or if the Company transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Financial liabilities are derecognised if the Company's obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is measured at fair value though profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, changes in the fair value of separable embedded derivatives are recognised immediately in profit or loss.

1.7. Intangible exploration and evaluation assets

Prospecting rights

Exploration and evaluation costs, mainly comprising the costs of acquiring prospecting rights and directly attributable exploration expenditure, are capitalised as intangible exploration and evaluation assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability. The capitalised costs are presented as intangible exploration and evaluation assets as a result of the nature of the assets acquired.

The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. Upon determination of proven reserves, intangible exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from intangible exploration and evaluation assets to other appropriate categories of non-current assets. Amortisation of these assets commences once these assets are appropriately reclassified and are available for use, which is expected to be when they are in commercial production. Intangible exploration and evaluation assets are, as a result, not amortised. Intangible exploration and evaluation assets are assessed for impairment based on the policy provided in 1.8.

1.8 Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its fair value less cost to sell, and its value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined for exploration and evaluation assets (net of depreciation) had no impairment loss been recognised in prior years.

Additional guidance as provided by IFRS 6 is used to determine indicators of impairment for exploration and evaluation assets. These include:

- The period to explore, granted in terms of the prospecting rights acquired, has expired during the period, will expire in the near future, or is not expected to be renewed;
- Further exploration on the projects is neither budgeted nor planned for, in the near future;
- A decision was made not to develop a project; and
- There is an indication that the carrying amount of the intangible exploration and evaluation assets is unlikely to be recovered in full from a successful development or the sale of the project.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 28 February 2007 (continued)

1. Significant accounting policies (continued)

1.9. Share-based payment

Where share-based payments have been made by the Company, the valuation of the respective services received is accounted for on the following basis:

- *Employee services received*

  The fair value of these services is measured on grant date, based on the difference between the fair value of the shares issued and any amount the employee pays for the shares. The expense is recognised in the income statement as an employee expense over any vesting period, and a corresponding amount is credited to an equity-settled share-based payment reserve, which forms part of the Company's equity.

- *Corporate advisory services received*

  The fair value of these services is based on an estimation of the amount of work undertaken during the respective financial years and at the market values of similar services. The expense is recognised over the period the services are rendered. These amounts are expensed in the income statement and corresponding amounts are credited to the equity-settled share-based payment reserve which forms part of equity.

1.10. Operating lease

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

1.11. Interest

Interest expense comprises interest payable on borrowings calculated using the effective interest rate method. Interest income is recognised in the income statement as it accrues, using the effective interest method.

1.12. Employee benefits

Short-term employee benefit obligations comprising cash bonus or profit-sharing plans are measured on an undiscounted basis and are expensed as the related service is provided. A provision is recognised for the amount expected to be paid under short-term benefit obligations if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

1.13. Share capital

Incremental costs directly attributable to the issuing of ordinary shares and share options are recognised as a deduction from equity.

1.14. Treasury shares

Own equity instruments (treasury shares) are deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the Company's own equity instruments.

	Cost R	Accumulated depreciation R	Carrying amount R

2. Property and equipment

	Cost R	Accumulated depreciation R	Carrying amount R
2007			
Owned assets			
Land and buildings	**2,896,966**	**–**	**2,896,966**
Furniture and fittings	**178,156**	**(43,964)**	**134,192**
Office equipment	**34,207**	**(10,882)**	**23,325**
Computer equipment	**222,762**	**(133,254)**	**89,508**
Motor vehicles	**116,547**	**(13,597)**	**102,950**
	3,448,638	**(201,697)**	**3,246,941**
2006			
Owned assets			
Furniture and fittings	156,110	(16,334)	139,776
Office equipment	31,312	(5,502)	25,810
Computer equipment	194,029	(62,895)	131,134
	381,451	(84,731)	296,720

The carrying amounts of property and equipment can be reconciled as follows:

	Carrying amount at beginning of year R	Additions R	Depreciation R	Carrying amount at end of year R
2007				
Owned assets				
Land and buildings	**–**	**2,896,966**	**–**	**2,896,966**
Furniture and fittings	**139,776**	**22,046**	**(27,630)**	**134,192**
Office equipment	**25,810**	**2,895**	**(5,380)**	**23,325**
Computer equipment	**131,134**	**28,733**	**(70,359)**	**89,508**
Motor vehicles	**–**	**116,547**	**(13,597)**	**102,950**
	296,720	**3,067,187**	**(116,966)**	**3,246,941**
2006				
Owned assets				
Furniture and fittings	37,476	118,518	(16,218)	139,776
Office equipment	20,132	10,225	(4,547)	25,810
Computer equipment	139,326	49,580	(57,772)	131,134
	196,934	178,323	(78,537)	296,720

The land and buildings are situated at Portion 709 (Portion of Portion 802) of the Farm Vyfhoek 428 in the Northwest Province, Registration Division IQ, measuring 41 hectares. The Company is still in the process of improving the land and buildings.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 28 February 2007 (continued)

	Carrying amount at beginning of year R	Accumulated depreciation Additions R	Carrying amount at end of year R
3. Intangible exploration and evaluation assets			
2007			
Prospecting rights	**18,225,014**	**6,322,449**	**24,547,463**
2006			
Prospecting rights	14,835,504	3,389,510	18,225,014

Included in prospecting rights are directly attributable exploration expenditure capitalised relating to legal fees, consulting geologists' fees and a portion of salaries (refer note 11); as well as acquired prospecting rights.

	2007 R	2006 R
4. Financial asset		
This asset arises on recognising, at fair value, the Company's call option to share in the excess proceeds which their advisors would realise on exercising options granted to them in payment for services rendered to the Company. The advisors have indicated that they will settle the Company's portion of any excess in cash, during the period May 2008 to December 2009. These options have been valued as currency translated options, using models that adhere to the Black-Scholes option pricing theory. Assumptions regarding share volatility (40%), dividend yield (0%), South African interest rates (9.63% – 9.15%), United States interest rates (5.75% – 5.25%) and the rand/US dollar exchange rates ($1 = R7.23) are made in this valuation. These models depend on the exchange rate, the volatility of the exchange rate and the correlation between the exchange rate and the underlying share	**14,226,173**	–

The financial asset is subject to the following risks;

- currency risk, whereby the excess proceeds mentioned above are initially measured in United States dollars
- price and liquidity risk, whereby the price of the Company's shares on the day the advisors dispose of them, will dictate the final value of the financial asset.

	2007 R	2006 R
5. Loan to shareholder – charitable trust		
Wits Gold Women's Trust	**43,219**	–

This is a loan advanced to a charitable trust. The loan is interest free and is payable on demand.

	2007 R	2006 R
6. Cash and cash equivalents		
Cash and cash equivalents comprise:		
– bank balances	**43,470,198**	25,958,642
– petty cash	**53,605**	4,534
– restricted cash provided as security for guarantees issued by the bank	**180,000**	130,000
	43,703,803	26,093,176

Included in Cash and cash equivalents is an amount of R180,000 (2006: R130,000), which has been ceded as security to cover the full guarantees issued by the Company's bankers in favour of the Department of Minerals and Energy. These rehabilitation guarantees have been issued in order to comply with conditions under which the prospecting rights were granted.

	Date issued	Par value R/share	Number of shares	Share capital R	Share premium R	Total R
7. Ordinary share capital						
Share capital – authorised						
Incorporation at par		1.00	1,000	1,000	–	1,000
Subdivision	14/05/2004	0.01	100,000	1,000	–	1,000
Increase of shares authorised	20/10/2004	0.01	49,900,000	499,000	–	499,000
			50,000,000	500,000	–	500,000
Share capital – issued						
Balance at	28/02/2006		24,653,106	246,531	47,092,879	47,339,410
Issue at premium of R19.99	24/04/2006	0.01	400,000	4,000	7,996,000	8,000,000
Issue at premium of R54.99	31/10/2006	0.01	557,882	5,579	30,677,931	30,683,510
Qualifying costs of share issue			–	–	(335,978)	(335,978)
Balance at	28/02/2007	0.01	25,610,988	256,110	85,430,832	85,686,942

Employees' shareholding

Included in the share issue on 14 December 2004 are 500,000 shares that have been set aside for Company employees. The shares have been issued to a nominee company which is not under the control of the Company or its directors. Of the 276,950 (2006: 199,900) shares allocated at 28 February 2007, 251,950 (2006: 199,900) of these shares had been allocated to employees, without any restrictions on vesting of ownership, and 25,000 shares (2006: Nil) were allocated with ownership vesting equally each year over three years with effect from 31 May 2007.

Private placement subsequent to year end

On 5 July 2007 the Company successfully raised a further R83.6 million via a private placement of 879,928 ordinary shares at 9,500 cents per share.

	2007 R	2006 R
8. Equity-settled share-based payment reserve		
The equity-settled share-based payment reserve is analysed as follows:		
Balance at beginning of the year	**2,534,380**	339,500
Services rendered by employees	**1,743,263**	239,880
Services rendered by corporate advisors	**3,562,921**	1,955,000
Balance at end of the year	**7,840,564**	2,534,380

For 2007, the impact of equity-settled share-based payments is a charge to the income statement of R5,306,184. At February 2007, the equity-settled share-based payment reserve in the balance sheet amounted to R7,840,564. The effect of the equity-settled share-based payment is a 21.3 cents increase in loss per share and a 21.0 cents increase in diluted loss per share.

For 2006, the impact of equity-settled share based payments is a charge to the income statement of R2,194,880. At February 2006, the equity-settled share-based payment reserve in the balance sheet amounted to R2,534,380. The effect of the equity-settled share-based payment is an 8.9 cents increase in loss per share and an 11.5 cents increase in diluted loss per share.

For further information relating to equity-settled share-based payments, refer to notes 7, 11 and 15.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 28 February 2007 (continued)

9. Related party transactions

All identified related parties and any related transactions are discussed below:

Operating lease

The Company rents office accommodation from The Johannesburg Land Company (Pty) Limited in which Mr Adam Fleming, the non-executive chairman of the Company, has an interest. Rental expense in terms of the agreement for the year ended 28 February 2007 was R172,498 (2006: R155,164).

Loan to shareholder – charitable trust

	2007 R	2006 R
Wits Gold Womens' Trust	**43,219**	–

This loan is interest free and payable on demand (refer to note 5).

Key management personnel compensation

There were no key management personnel other than the directors of the Company. For directors' emoluments paid, refer note 11.

Other related party interests

Mr Adam Fleming, the chairman of the Company, has an indirect beneficial ownership of 2,747,094 (2006: 2,753,874) shares in the Company at 28 February 2007. At year end, Rhodora Limited held 2,500,000 (2006: 2,500,000) shares and Hardybay Group Limited held 247,094 (2006: 247,094) shares on behalf of Mr Fleming. Mr Fleming has the ability to exert significant influence over the financial decisions of both Rhodora Limited and Hardybay Group Limited.

The non-executive director, Prof Taole Mokoena, has an indirect beneficial ownership of 432,400 (2006: 432,400) shares in the Company at 28 February 2007. Prof Mokoena is a director of Continental Africa Gold Resources Consortium (Pty) Limited. He also serves as a director of Montintinyane Investments (Pty) Limited, which owns 52 percent of the shares of Continental Africa Gold Resources Consortium (Pty) Limited. In addition, he owns 40 percent of the shares of Continental Africa Holdings (Pty) Limited, which in turn owns 18.8 percent of the shares of Continental Africa Gold Resources Consortium (Pty) Limited. Continental Africa Gold Resources Consortium (Pty) Limited holds 5,750,000 (2006: 5,750,000) shares in the Company at 28 February 2007.

The non-executive director, Dr Humphrey Mathe, has an indirect beneficial ownership of 429,000 (2006: 429,000) shares in the Company at 28 February 2007. Dr Mathe is a director of Tranter Kismet Investments (Pty) Limited. He holds 22 percent of the shareholding in Tranter Holdings (Pty) Limited which holds 65 percent of the shareholding in Tranter Kismet Investments (Pty) Limited. Tranter Kismet Investments (Pty) Limited holds 3,000,000 (2006: 3,000,000) shares in the Company at 28 February 2007.

Blue Sky Trust holds 1,005,698 (2006: 1,015,698) shares in the Company at 28 February 2007. Dr Marc Watchorn, the chief executive officer of the Company has significant influence over the financial decisions of this Trust.

The chief financial officer of the Company, Mr Derek Urquhart, has an indirect beneficial ownership of 111,198 (2006: 118,198) shares in the Company at 28 February 2007. At year end SA Freightliner Trucks (Pty) Limited held 42,698 (2006: 15,698) shares and Hengilcon Secretarial Services (Pty) Limited held 68,500 (2006: 102,500) shares on behalf of Mr Urquhart. He has significant influence over the financial decisions of SA Freightliner Trucks (Pty) Limited.

	2007 R	2006 R
10. Commitments		
Operating lease commitments		
The future operating lease charges for premises are:		
Payable within one year	**146,793**	150,275
Payable later than one year, but not later than five years	**–**	146,793
	146,793	297,068
Monthly operating lease charges escalate at a rate of 8% annually and are straight-lined over the period of the lease.		
Department of Minerals and Energy (DME) commitments		
In terms of the Prospecting Rights granted to the Company by the DME, the Company has committed to spend the following amounts on exploration in the relevant regions, over the period to February 2013:		
Within one year	**9,697,561**	4,291,795
After one year but not more than five years	**37,603,554**	40,287,848
Greater than five years	**185,965**	2,789,113
	47,487,080	47,368,756
Motor vehicle commitments		
A commercial vehicle was ordered in February 2007 but delivery only took place subsequent to the year end	**525,959**	–
Property commitments		
Outstanding commitments on land and buildings	**200,000**	–
Total commitments at year end	**48,359,832**	47,665,824

11. Operating loss

Operating loss is arrived at after taking into account:

	2007 R	2006 R
Expenditure		
Auditors' remuneration	**1,683,000**	114,316
– audit fee	**307,800**	90,000
– prior year under provision	**55,200**	24,316
– other services	**1,320,000**	–
Depreciation		
– property and equipment	**116,966**	78,537
Directors' emoluments		
Executives	**1,881,522**	1,069,171
– managerial remuneration	**2,306,522**	1,643,671
– equity-settled share-based payment	**–**	123,000
– less amounts capitalised to intangible exploration and evaluation assets	**(425,000)**	(697,500)
Non-executives		
– for services as directors	**350,000**	180,000

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 28 February 2007 (continued)

	2007 R	2006 R
11. Operating loss (continued)		
Personnel expenses	722,058	286,476
– salaries	**1,654,554**	870,468
– less amounts capitalised to intangible exploration and evaluation assets	**(932,496)**	(583,992)
Operating lease rentals – premises	**172,498**	155,164
Legal fees	**4,731,318**	78,056
Equity-settled share-based payments	**5,306,184**	2,071,880
– corporate advisors	**3,562,921**	1,955,000
– employees	**1,743,263**	116,880

12. Taxation

Income tax

The Company does not have an income tax expense as the Company has an estimated tax loss of R2,668,927 (2006: R734,371), which is available for offset against future profits. This tax loss will only expire should the Company cease operations.

Reconciliation of effective tax rate	**%**	**%**
Total income tax expense differs from the amount computed by applying the South African normal tax rate to loss before tax.		
The reason for this difference is:		
South African normal tax rate	**29.0**	29.0
Decrease in tax rate due to utilisation of assessable losses	**(29.0)**	(29.0)
Effective tax rate	**–**	–

Deferred tax	**R**	**R**
The Company does not recognise a deferred tax asset in respect of estimated tax losses as the Company is still in the exploration phase and it is uncertain whether there will be adequate future taxable profits available against which the deferred tax asset can be utilised.		
Unrecognised deferred tax asset		
Deferred tax assets have not been recognised in respect of income tax losses from operations	**773,989**	212,968

	2007 R	2006 R
13. Note to the cash flow statement		
Cash utilised in operating activities		
Loss for the year before taxation	**(3,440,621)**	(3,137,152)
Adjustments for non-cash items:		
– depreciation	**116,966**	78,537
– equity-settled share-based payment	**5,306,184**	2,194,880
– fair value gain on financial asset	**(14,226,173)**	–
Interest income	**(2,660,051)**	(1,885,667)
Interest expense	**–**	5,566
Decrease in provisions	**–**	(1,311,500)
	(14,903,695)	(4,055,336)
Movements in working capital		
(Increase)/decrease in trade and other receivables	**(513,752)**	2,250,214
Increase in trade and other payables	**1,453,346**	317,429
Cash utilised in operating activities	**(13,694,101)**	(1,487,693)

14. Acquisition of prospecting rights

The Company acquired 'old order' mineral rights to a value of R14 million from AngloGold Ashanti Limited, Gold Fields Limited and ARMGold-Harmony Freegold Joint Venture Company (Pty) Limited. In terms of the acquisition agreements, should the Company proceed with the construction of a mine on the land to which these prospecting rights attach, then the respective seller of those prospecting rights has an option to participate up to a 40% beneficial interest in that mine. Should the Company sell a project at a market related price the original owner will be entitled to receive 50% of the proceeds less a three times multiple of historical exploration expenditure.

All options included in the agreements to acquire the exploration and evaluation assets are treated as financial liabilities which are recorded at fair value and re-measured at each reporting date. Because the Company is still in the exploration stage and as of the balance sheet date a significant amount of drilling and exploration work has not been performed that would lead to the change in classification from inferred resources to indicated resources, the value of the options is nominal and no amounts have been recorded.

Rights of third parties relating to unused old order mineral rights

Certain of the Company's acquired unused old order mineral rights were subject to participation rights and royalties in favour of third parties. Since these unused old order rights have been converted into new order prospecting rights in terms of the Minerals and Petroleum Resources Development Act (MPRDA) and the Royalty Bill there is uncertainty as to the legal status of these third party rights.

In terms of the agreements with the sellers of these unused old order mineral rights, should the Company proceed with a mine then the Company and the seller may suffer proportionate dilution of their respective interests to accommodate the rights of the holders of the participation rights and royalties.

The option of royalty payments only applies to a portion of the old order mineral rights acquired from AngloGold Ashanti Limited, which had an agreement with Anglo Operations Limited. Pursuant to this agreement Anglo Operations Limited had an option to elect to receive a royalty of 20 percent of AngloGold Ashanti's pre-tax profits or a 15 percent subscription right in a mine developed over these minerals.

Should the above participation and royalty rights be valid in terms of the new legislation, and should the third parties elect to subscribe for their shares, the Company's interest in these mineral properties may be diluted accordingly.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 28 February 2007 (continued)

15. Equity-settled share-based payment

15.1 Share options granted for advisory services received

The Company has entered into an agreement whereby Fleming Family & Partners Advisory Limited (FF&P) and JP Morgan Equities Limited (JP Morgan) were engaged to act as financial and corporate advisor and global coordinator/transactional sponsor respectively, to the Company in relation to the listing of the Company's shares on the JSE Limited stock exchange, a capital raising and secondary listing on a North American stock exchange in calendar 2007. In terms of the agreements:

FF&P was granted, subject to the JSE Limited's listings requirements, the following options to acquire shares:

- 500,000 shares at R6.37 per share on the successful completion of a listing of the Company's shares on the JSE Limited. This option can be exercised at any time within two years after the date of the successful listing of the Company. However, in accordance with section 5.127 of the listings requirements these shares may not be disposed of prior to 24 April 2008. Should FF&P realise a profit greater than US$4.5 million on the sale of the shares, 50% of the excess profit will be payable to the Company; and
- 200,000 shares at R31.85 per share on the earlier of the successful completion of a secondary listing on a North American stock exchange and a capital raising transaction in calendar year 2007, or 31 December 2007. This option can be exercised at any time within two years commencing on the earlier of the completion of a capital raising transaction and secondary listing in 2007 or 31 December 2007. However, in accordance with section 5.127 of the listings requirements these shares may not be disposed of prior to 24 April 2008. Should FF&P realise a profit greater than US$3 million on the sale of the shares, 50% of the excess profit will be payable to the Company;

and

JP Morgan was granted, subject to the JSE Limited's listing requirements, the following options to acquire shares:

- 500,000 shares at R6.37 per share on the successful completion of a listing of the Company's shares on the JSE Limited. This option can be exercised at any time within twenty seven months after the date of the successful listing of the Company. On 4 April 2007 the Company agreed to extend the exercise period to twenty seven months, previously it was twenty four months. However, in accordance with section 5.127 of the listings requirements these shares may not be disposed of prior to 24 April 2008. Should JP Morgan realise a profit greater than US$4.5 million on the sale of the shares, 50% of the excess profit will be payable to the Company; and
- 200,000 shares at R31.85 per share on the earlier of the successful completion of a secondary listing on a North American stock exchange and a capital raising transaction in calendar year 2007, or 31 December 2007. This option can be exercised at any time within two years commencing on the earlier of the completion of a capital raising transaction and secondary listing in 2007 or 31 December 2007. However, in accordance with section 5.127 of the listings requirements these shares may not be disposed of prior to 24 April 2008. Should JP Morgan realise a profit greater than US$3 million on the sale of the shares, 50% of the excess profit will be payable to the Company.

15. Equity-settled share-based payment (continued)

15.1 Share options granted for advisory services received (continued)

Details of the share options outstanding during the year are as follows:

	28 February 2007 Number of share options	28 February 2007 Weighted average exercise price R	28 February 2006 Number of share options	28 February 2006 Weighted average exercise price R
Outstanding at beginning of the year	1,400,000	13.65	700,000	13.65
Granted during the year	–	–	700,000	13.65
Outstanding at end of the year	1,400,000	13.65	1,400,000	13.65

The Company recognised a total expense of R3,562,921 (2006: R1,955,000) related to these equity-settled share-based payment transactions (refer to notes 8 and 11). The fair value of these services amounting to R5.0 million is based on an estimation of the amount of work undertaken during the respective financial years and at market values of similar services and is recognised over a period of 21 months (2006: 9 months) for JP Morgan and 27 months (2006: 15 months) for FF&P.

15.2 Shares issued for employee services received

During the year ended 28 February 2007, employees were allocated 52,050 (2006: 199,900) shares, without any service conditions. These shares were all granted prior to the Company's listing on the JSE Limited stock exchange on 24 April 2006. A further 25,000 shares were allocated to an employee at the end of May 2006, this allocation will vest equally on an annual basis, over the three years ended 31 May 2009.

The fair value of these services is measured on grant date, based on the difference between the fair value of the shares issued and any amount the employee pays for the shares. The expense is recognised in the income statement as an employee expense over any vesting period, and a corresponding amount is credited to an equity-settled share-based payment reserve, which forms part of the Company's equity.

The Company recognised a total expense of R1,743,263 (2006: R239,880) related to these equity-settled share-based payment transactions (refer to notes 8 and 11).

16. Financial instruments

The Company's exposure to credit, interest rate and currency risks arises in the normal course of the Company's business.

Credit risk

The Company is exposed to credit risk on its cash balances and financial asset (refer to notes 4 and 6). Credit risk is the risk that a counter party may default or not meet its obligations timeously.

The nature of the Company's receivables is that of prepayment of future expenses as well as Value Added Tax. This poses minimal the risk of default to the Company.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 28 February 2007 (continued)

16. Financial instruments (continued)

Currency risk

The Company is currently only exposed to currency risk in relation to the financial asset, the valuation of which is dependent on calculating the proceeds on the sale of Company shares granted to advisors based on United States dollars (refer to note 15). Apart from the above the Company only incurs expenditure in local currency and, as an exploration company, it does not generate any operating income.

Interest rate risk

The Company is exposed to interest rate risk on its cash balances (refer to note 6). The call account bears interest at daily call rates. At 28 February 2007, the effective interest rate was 8.70% (2006: 6.85%), and all the repricing periods are less than six months.

Fair values

The fair values of all financial instruments are identical to the carrying amounts reflected in the balance sheet (refer to note 6).

Liquidity risk

The Company has historically been able to raise sufficient capital from its shareholders to fund its operating and exploration requirements. The exploration of the Company's prospecting rights is dependent upon the Company's ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means. In future, such sources of financing may not be available on acceptable terms, if at all.

On 5 July 2007 the Company raised R83.6 million by way of a private placement of shares to fund the Company's exploration activities as well as to cover its estimated operating expenses for the next two years. In view of this and previous successful capital raisings, the directors are confident that the Company should be able to continue to raise sufficient capital in the future and therefore maintain its ability to carry on its exploration activities. The Company also has the ability to downscale its operations at reasonably short notice, should this be necessary. The Company is currently in the process of preparing for a secondary listing on an international exchange.

17. Basic loss per share and headline loss per share

The basic and headline loss per ordinary share is the same and their calculation is based on:

- weighted average of 24,931,013 (2006: 24,653,106) shares outstanding during the year; and
- net loss attributable to ordinary shareholders of R3,440,621 (2006: R3,137,152).

18. Diluted loss per share and diluted headline loss per share

The calculation of diluted loss per ordinary share is based on:

- weighted average of 25,218,468 (2006: 24,991,662) shares outstanding during the year; and
- net loss attributable to ordinary shareholders of R4,854,621 (2006: R5,994,295).

	2007 R	2006 R
Loss attributable to ordinary shareholders (diluted)		
Basic loss attributable to ordinary shareholders	**(3,440,621)**	(3,137,152)
After-tax effect of future equity-settled share-based payment transactions	**(1,414,000)**	(2,857,143)
Basic loss attributable to ordinary shareholders (diluted)	**(4,854,621)**	(5,994,295)
Weighted average number of ordinary shareholders (diluted)		
Basic weighted average number of ordinary shareholders	**24,931,013**	24,653,106
Effect of future equity-settled share-based payment transactions	**287,455**	338,556
Basic weighted average number of ordinary shares (diluted)	**25,218,468**	24,991,662

18. Diluted loss per share and diluted headline loss per share (continued)

The share options granted relating to the succesful listing of the Company internationally, were excluded from the calculation of the diluted loss per share as they are anti-dilutive. They could, however, be dilutive in the future.

The key assumptions and the approach to determine the diluted weighted average number of ordinary shares are:

Assumptions	**How determined**
Average market price	The proposed initial listing price of the shares was discounted by 25% as the Company was not a listed company. The diluted loss per share for 2006 was also based on this assumption.
Fair value of the future equity-settled share-based payment transactions	The fair value was based on the value of the work performed until 28 February 2007, adjusted for additional requirements by the international markets.

Any significant changes in these assumptions could change the diluted loss per share.

19. Segmental information

The Company operates in the exploration sector which is deemed to be its only business segment. The Company operates in only one geographical segment within South Africa. Thus no segmental report has been prepared.

20. Events after the balance sheet date

The following material non-adjusting events took place after the balance sheet date, but before the date of this report:

- On 4 April 2007 the Company agreed to extend, by three months, the period within which JP Morgan is entitled to exercise the first option granted to it (refer to note 15.1).
- On 5 July 2007 the Company successfully raised a further R83.6 million via a private placement of 879,928 ordinary shares issued at 9,500 cents per share.

SHAREHOLDER INFORMATION

Analysis of ordinary shareholders at 31 July 2007

Range of shareholding	Number of shareholders	% of total shareholders	Number of shares held	% of issued capital
1 – 1 000	356	67.04	219,415	0.83
1 001 – 5 000	72	13.56	169,296	0.64
5 001 – 10 000	24	4.52	174,669	0.66
10 001 – 100 000	56	10.55	1,434,787	5.41
100 001 – 500 000	12	2.26	2,431,052	9.18
500 001 – 1 000 000	5	0.94	3,599,815	13.59
1 000 001 and over	6	1.13	18,461,882	69.69
	531	**100.00**	**26,490,916**	**100.00**

Public and non-public shareholders at 31 July 2007

Range of shareholding	Number of shareholders	% of total shareholders	Number of shares held	% of issued capital
Non-public shareholders	9	1.69	18,367,880	69.34
Directors	5	0.94	4,478,296	16.91
Shares held in Trust	1	0.19	931,800	3.52
10%+ holdings	3	0.56	12,957,784	48.91
Public shareholders	522	98.31	8,123,036	30.66
	531	**100.00**	**26,490,916**	**100.00**


Geographic distribution of shares
7%
1%
45%
47%
Africa
Europe
North America
Other

SHAREHOLDER DIARY

Financial year end	28 February 2007
Annual general meeting	12 October 2007

Future deadlines for the release of Company reports and financial statements (financial year 2008)

Interim report	Prior to 30 November 2007
Annual financial statements	Prior to 31 August 2008

NOTICE OF ANNUAL GENERAL MEETING

WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

Registration number 2002/031365/06
("the Company")

Notice to members

Notice is hereby given that the 4th annual general meeting of the members of the Company will be held at the Main Auditorium of the JSE Limited, One Exchange Square, Gwen Lane, Sandown on 12 October 2007 at 14h00 hours for the following purposes:

1. To consider and if deemed fit to adopt with or without modification the following ordinary and special resolutions as ordinary business:

1.1 **Resolved as Ordinary Resolution No 1 that** the annual financial statements of the Company for the year ended 28 February 2007, including the reports of the directors and auditors, be and are hereby received and adopted;

1.2 **Resolved as Ordinary Resolution No 2 that** Prof Taole Retsetselemang Mokoena being a director of the Company retiring by rotation in terms of the Company's Articles of Association (the Articles) and being eligible has offered himself for re-election, be and is hereby re-appointed as a director of the Company. The nominations committee recommends the candidate for re-election.

1.3 **Resolved as Ordinary Resolution No 3 that** Dr Humphrey Lawrence Mbendeni Mathe being a director of the Company retiring by rotation in terms of the Company's Articles of Association (the Articles) and being eligible has offered himself for re-election, be and is hereby re-appointed as a director of the Company. The nominations committee recommends the candidate for re-election.

A brief *curriculum vitae* in respect of each director referred to above appears on page 3 of this annual report.

1.4 **Resolved as Ordinary Resolution No 4 that** KPMG Inc. be and is hereby re-appointed as the auditors of the Company and the remuneration of the auditors be and is hereby approved.

On the advice of the audit committee, the board recommends KPMG Inc. be re-appointed as auditors of the Company.

1.5 **Resolved as Ordinary Resolution No 5 that** the Wits Gold share incentive scheme, as described in the attached document, be and is hereby approved for implementation. The directors of Wits Gold consider it to be in the best interest of the Company that a share incentive scheme be adopted so as to ensure that appropriate incentives are granted to the employees of Wits Gold to encourage and motivate continued growth and future profitability within the Company and to promote the retention of its employees.

1.6 **Resolved as Ordinary Resolution No 6 to** place no more than 15% of the issued share capital of the Company under the control of the directors in terms of section 221 of the Companies Act, and to renew the authority of the directors to allot and issue no more than 15% of all the issued shares of the Company on such terms and conditions as they may deem fit, subject to the provisions of the Companies Act, and the requirements of the JSE Limited.

1.7 **Resolved as Ordinary Resolution No 7 that** the directors of the Company be authorised by way of a general authority to issue all or any of the shares for cash as they in their discretion deem fit, subject to the Companies Act, the Articles, the Listings Requirements of the JSE Limited (the Listings Requirements) and the following limitations, namely that:

1.7.1 this authority shall be valid until the Company's next annual general meeting or for 15 (fifteen) months from the date of this resolution, whichever period is shorter;

1.7.2 the shares which are the subject of the issue must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class of shares already in issue;

NOTICE OF ANNUAL GENERAL MEETING

(continued)

1.7.3 the shares must be issued to public shareholders and not related parties (as those terms are defined in the Listings Requirements);

1.7.4 the shares which are the subject of the issue may not exceed 15% in the aggregate in any one financial year of the number of shares of that class in issue;

1.7.5 the maximum discount at which the shares may be issued is 10% of the weighted average traded price of the Company's ordinary shares measured over 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company; and

1.7.6 announcements being published in accordance with the provisions of paragraph 11.22 of the Listings Requirements.

Approval for this ordinary resolution is obtained by achieving a 75% majority of the votes cast in favour of this resolution at the annual general meeting by all members present or represented by proxy.

Voting and proxies

On a show of hands every member present in person or represented in terms of section 188 of the Companies Act shall have one vote and on a poll every member present in person or by proxy or so represented shall have one vote for every share held by such member. Each ordinary shareholder entitled to attend and vote at the above meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend, speak and vote in his stead. Proxy forms, in the form attached to this notice, must be received at the registered office of the Company not later than 14h00 hours on 10 October 2007.

If a shareholder holds certificated shares or is registered as an own name dematerialised shareholder, then:

- he may attend and vote at the annual general meeting; alternatively
- he may appoint a proxy to represent him at the annual general meeting by completing the attached form of proxy and returning it to the registered office of the Company to be received by no later than 48 hours prior to the time appointed for the holding of the meeting (excluding Saturdays, Sundays and public holidays).

If a shareholder owns dematerialised shares and is not registered as an own name dematerialised shareholder, then subject to the mandate between himself and his Central Security Depository Participant (CSDP) or broker:

- if he wishes to attend the annual general meeting he must contact his CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if he is unable to attend the annual general meeting but wishes to be represented at the meeting, he must contact his CSDP or broker, as the case may be, and furnish it with his voting instructions in respect of the annual general meeting. He must not complete the attached proxy form. The instructions must be provided in accordance with the mandate between himself and his CSDP or broker, as the case may be, within the time period required by his CSDP or broker, as the case may be.

By order of the board of directors



B Dowden
Company secretary

SHARE INCENTIVE SCHEME SALIENT TERMS

1. The board of directors (the **Board**) of Witwatersrand Consolidated Gold Resources Limited (the **Company**) has approved the allocation of shares in the Company, which are already in issue and presently held by Hengilcon Secretarial Services (Pty) Limited, for the use in a staff incentive scheme known as the Wits Gold Share Incentive Scheme (the **Scheme**). The draft rules of the Scheme, the salient details of which are set out in paragraphs 2 to 5 below, will be available for inspection by all shareholders at the registered office of the Company over the period 3 September 2007 to 12 October 2007. Such rules, once approved by shareholders of the Company, will be administered by a trust still to be formed. These rules shall not be alterable without the prior approval of shareholders of the Company in general meeting.

2. All employees (provided they have served a minimum probationary period of six months with the Company), executive and non-executive directors and the secretary of the Company (**Participants**) shall be entitled to participate in the Scheme. The aggregate number of shares to be utilised for the Scheme shall not exceed 625 000 shares constituting in aggregate 2.5% of the entire issued share capital of the Company, with no individual Participant being entitled to participate in the Scheme with respect to more than 0.5% of the entire issued share capital of the Company.

3. The shares to be utilised in the Scheme shall be granted to the Participants over a period of three years by the Company acting through the trust, at such times, in such amounts and subject to such conditions as the Board determines from time to time. In the event of a Participant ceasing to be an employee due to disability, death or retirement, the Board may, in its discretion, award shares to such person on a *pro rata* basis on the date of such event.

4. The Participants, unless the Board determines otherwise, shall not be required to pay for any shares awarded to them in terms of the Scheme. However any liability for any tax, levies, deductions or withholdings shall be for the account of the Participant.

5. The shares, once awarded to Participants in terms of the Scheme, shall rank *pari passu*, in all respects, with all other issued shares of the Company. Prior to being awarded, the shares held in terms of the Scheme will not have their votes taken into account at general meetings of the Company. In the event of a takeover or merger involving the Company, the relevant shares shall be awarded to the Participants with effect from the business day immediately preceding such event.

ADMINISTRATION AND CONTACT DETAILS

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa under the Companies Act No. 61 of 1973 (as amended) with registration number 2002/031365/06)

Date of incorporation
11 December 2002

Place of incorporation
South Africa

Registered office
12th Floor, 70 Fox Street
Marshalltown
Johannesburg, 2001

Postal address
PO Box 61140
Marshalltown, 2107
South Africa

Telephone and fax numbers
Telephone: +27 (11) 832 1749
Fax: +27 (11) 838 3208

Website and e-mail addresses
Website: www.witsgold.com

e-mail: Chief executive officer: marcw@witsgold.com
Investor relations manager: hethenh@witsgold.com

Company secretary
Mr Brian Dowden
7 Pam Road
Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Transfer secretaries
Link Market Services South Africa (Pty) Limited
(formerly Ultra Registrars (Pty) Limited)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
South Africa

Auditors
KPMG Inc
KPMG Crescent
85 Empire Road, Parktown, 2193
Private Bag X9, Parkview, 2122
South Africa

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Limited
2 Eglin Road, Sunninghill, 2157
Private Bag X37, Sunninghill, 2157
South Africa

American Depositary Receipts
The Bank of New York
101 Barclay Street, New York, NY 10286, USA
Tel: (+1 212) 815 2293
Fax: (+1 212) 571 3050
www.adrbny.com (Share code: WIWTY)

FORM OF PROXY

WITS GOLD

Witwatersrand Consolidated Gold Resources Limited
("the Company")

Proxy/ballot form for voting at the 4th annual general meeting

I/We (block letters) ____________________

of ____________________

being a member of the Company and the holder(s) of [ ] ordinary shares in the Company, hereby appoint (see note 1):

1. ____________________ of ____________________ or failing him/her,

2. ____________________ of ____________________ or failing him/her,

3. ____________________ of ____________________ or failing him/her,

4. the chairman of the general meeting,

as my/our proxy to vote for me/us and act on my/our behalf at the annual general meeting which is to be held on the 12th day of October 2007 or at any adjournment thereof, as follows:

Ordinary business	In favour of	Against	Abstain
1. Ordinary Resolution No 1 (receive and adopt annual financial statements)			
2. Ordinary Resolution No 2 (re-appointment of rotating director)			
3. Ordinary Resolution No 3 (re-appointment of rotating director)			
4. Ordinary Resolution No 4 (appointment and remuneration of auditors)			
5. Ordinary Resolution No 5 (approval of share incentive scheme)			
6. Ordinary Resolution No 6 (general authority for board of directors to issue unissued shares)			
7. Ordinary Resolution No 7 (general authority for board of directors to issue shares for cash)			

Signed this ____________________ day of ____________________ 2007

(Signature) ____________________

A member entitled to attend and vote at the abovementioned meeting is entitled to appoint one or more proxies (none of whom need be a member of the Company) to attend and speak and vote at the abovementioned general meeting in place of that member and such proxy need not also be a member of the Company.

NOTES TO THE PROXY

1. A shareholder may insert the name of a proxy or the names of three alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the shareholder. The person whose name stands first on the proxy form and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of a cross in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the shareholders' votes exercisable thereat. A shareholder or his proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by his proxy.

3. Forms of proxy must be lodged with or posted to the Company at the 12th Floor, 70 Fox Street, Johannesburg to reach them not later than 14h00 hours on the 10th day of October 2007.

4. The completion and lodging of this proxy form will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof.

5. Documentary evidence establishing the authority of a person signing this proxy form in a representative or other legal capacity must be attached to this proxy form unless previously recorded by the transfer secretaries or waived by the chairman of the general meeting.

6. Any alteration or correction made to this proxy form must be initialled by the signatory/ies.

Designed by motiv
Printed by INCE



WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

5 December 2007

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

We have yesterday been informed by Mr. Chris Horte of our attorneys White & Case that your offices do not have a record of receiving our 2007 Annual Report which was sent under our covering letter dated 31 August 2007. As per your request I am resending the information along with the FedEx International Air Waybill with tracking number 852334428797 for your records.

Very truly yours,

Mr H G Hira
Investor Relations Manager

Email: hethenh@witsgold.com

Enclosures:

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WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

31 August 2007

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed annual report and supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Mr H G Hira
Investor Relations Manager

Enclosures: (1 page)

FILE NO: 82-34986

WGR - Witwatersrand Consolidated Gold Resources Limited - Dealings in Securitis

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703

Dealings in Securities by a Director

In compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following information:

Company Director	:	D Urquhart
Number of shares	:	5 000
Date of transaction	:	10 August 2007
Price per share	:	R95.00
Value	:	R475 000
Class of shares	:	Ordinary
Nature of transaction	:	Sale
Nature of interest	:	Indirect beneficial
Clearance to deal was granted	:	Yes

Johannesburg
13 August 2007
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 13/08/2007 10:34:02 Produced by the JSE SENS Department.

2007-08-13 10:34:02 Source: JSE News Service (SENS)

File No. 32-34936

WGR - Wits Gold - Change statement, audited abridged reports and notice of annual general meeting

Witwatersrand Consolidated Gold Resources Limited
(Registration Number 2002/031365/06)
Share Code: WGR & ISIN: ZAE000079703
(Wits Gold or The Company)

Change statement, audited abridged reports and notice of Annual General Meeting

1. Change statement

Shareholders are advised that the Annual Report will be posted to shareholders on 31 August 2007. This report contains the annual financial statements for the year ended 28 February 2007 and contains certain modifications, as indicated, to the preliminary report which was published on 9 May 2007.

2. Audited condensed reports

Condensed income statement for the year ended 28 February 2007

		2007 Audited Rand	2006 Audited restated Rand
Revenue		-	-
Operating loss	1	(20,326,845)	(5,017,253)
Net finance income		2,660,051	1,880,101
Fair value gain on financial asset		14 226 173	-
Loss for the year before taxation	2	(3,440,621)	(3,137,152)
Taxation		-	-
Loss for the year	3	(3,440,621)	(3,137,152)
Loss per share and diluted loss per share			
Weighted average number of shares in issue		24,931,013	24,653,106
Basic and headline loss per share (cents)	4	13.80	12.73
Diluted weighted average number of shares in issue		25,218,468	24,991,662
Diluted basic loss per share (cents)	5	19.25	23.99

Condensed balance sheet as at 28 February 2007

	2007 Reviewed Rand	2006 Audited restated Rand
Assets		
Non-current assets	42 020 577	18,521,734
Current assets	44,324,084	26,156,486
Total assets	86 344 661	44,678,220
Equity and liabilities		
Capital and reserves	84 125 950	43,912,855
Current liabilities	2,218,711	765,365
Total equity and liabilities	86 344 661	44,678,220
Net asset value per share (cents)	328.48	178.12
Number of shares in issue	25,610,988	24,653,106

Condensed cash flow statement as at 28 February 2007

	2007 Reviewed Rand	2006 Audited restated Rand
Cash flows from operating activities		
Cash utilised in operating activities	(13,964,101)	(1,487,693)
Net finance income	2,660,051	1,880,101
Net cash (utilised in)/generated by operating activities	(11,304,050)	392,408
Cash flows from investing activities		
Net cash utilised in investing activities	(9 389 636)	(3,567,833)
Cash flows from financing activities		
Net cash generated by/(utilised in) financing activities	38,304,313	(1,518,601)
Increase/(decrease) in cash and cash equivalents	17,610,627	(4,694,026)
Cash and cash equivalents at the beginning of the year	26,093,176	30, 787,202
Cash and cash equivalents at the end of the year	43,703,803	26,093,176

Statement of changes in equity for the year ended 28 February 2007

	Ordinary share capital Rand	Share premium Rand	Equity-settled share-based payment reserve Rand
Balance at 28 February 2005 - Audited	246,531	47,092,879	339,500

File No: 82-34986

Loss for the year			
Equity-settled sharebased payments			2,194,880
Balance at 28 February 2006 - Audited	246,531	47,092,879	2,534,380
Loss for the year 6			
Equity-settled share-based payments 7			5,306,184
Issue of shares	9,579	38,673,931	
Qualifying costs of share issues		(335,978)	
Balance at 28 February 2007 - Reviewed	256,110	85,430,832	7,840,564

	Accumulated loss Rand	Total Rand
Balance at 28 February 2005 - Audited	(2,823,783)	44,855,127
Loss for the year	(3,137,152)	(3,137,152)
Equity-settled sharebased payments		2,194,880
Balance at 28 February 2006 - Audited	(5,960,935)	43,912,855
Loss for the year 6	(3,440,621)	(3,440,621)
Equity-settled share-based payments 7		5,306,184
Issue of shares		38,683,510
Qualifying costs of share issues		(335,978)
Balance at 28 February 2007 - Reviewed	(9,401,556)	84 125 950

3. Notes to modifications

The changes relate to the expensing of an employee share-based payment transaction amounting to R702,263 which does not affect the cash flow. The lines that have changed are as follows;

Reference	Line item	Previous Rand	Modified Rand
1	Operating loss	(19,624,582)	(20,326,845)
2	Loss for the year before taxation	(2,738,358)	(3,440,621)
3	Loss for the year	(2,738,358)	(3,440,621)
4	Basic and headline loss per share (cents)	10.98	13.80
5	Diluted basic loss per share (cents)	16.47	19.25
6	Loss for the year	(2,738,358)	(3,440,621)
7	Equity-settled share-based payments	(4,603,921)	5,306,184

4. Notice of the Annual General Meeting

Notice is hereby given that the 4th Annual General Meeting of the members of the Company will be held at the Main Auditorium of the JSE Limited, One Exchange Square, Gwen Lane, Sandown on the 12th of October 2007 at 14.00 hours, to transact the business as stated in the Notice of the Annual General Meeting which is included as part of the Annual Report released today.

31 August 2007

Sponsor

PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 31/08/2007 15:00:02 Produced by the JSE SENS Department.

2007-08-31 15:00:02 Source: JSE News Service (SENS)

END